Exhibit 4.3

INMET MINING CORPORATION

Management’s Discussion and Analysis of Results of

Operations and Financial Condition

For the Year Ended

December 31, 2011

MANAGEMENT’S DISCUSSION & ANALYSIS

04	Our business

05	Selected annual information

08	Financial review

08	A. Overview of our 2010 earnings

10	B. Consolidated financial review — income statement analysis and outlook

19	C. Financial review by operation

– Çayeli (p.20)

– Las Cruces (p.23)

– Pyhäsalmi (p.26)

29	D. Status of our development project

31	Quarterly impacts

33	Financial strength

35	Managing our liquidity

39	Financial instruments

41	Accounting policies

46	Risk factors

50	Supplementary information

– Non-GAAP measures (p.50)

– Quarterly review (p.52)

– Five year information (p.54)

The management’s discussion and analysis (MD&A) contains important information that can help you make an informed decision about Inmet Mining Corporation. It describes our business, our risks, our performance and prospects, our financial condition and other factors that affect us.

ABOUT THIS DOCUMENT

Throughout this MD&A, the terms we, us, our and Inmet mean Inmet Mining Corporation and its subsidiaries and joint ventures. Inmet Mining means Inmet Mining Corporation only. All information in this MD&A is as of March 2, 2012 unless otherwise indicated. All currency amounts are in Canadian dollars unless otherwise indicated.

At December 31, 2011, our principal subsidiaries included:

	Ownership (%)	Jurisdiction

Çayeli Bakir Isletmeleri A.S. (Çayeli)	100	Turkey

Cobre Las Cruces S.A. (Las Cruces)	100	Spain

Pyhäsalmi Mine Oy (Pyhäsalmi)	100	Finland

Minera Panamá S.A. (Cobre Panamá)	100	Panamá

Caution with respect to forward-looking statements and information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This MD&A contains statements about our business, results of operation and future financial condition.

These statements are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words like may, expect, anticipate, believe or other similar words. Our objectives and outlook have been prepared based on our existing operations, expectations and circumstances. Actual events and results could be substantially different, however, because of the risks and uncertainties associated with our business or events that happen after the date of this MD&A.

You should not place undue reliance on forward-looking statements. As a general policy, we do not update forward-looking statements except if there is an offering document or where securities legislation requires us to do so.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of the factors are beyond the control of Inmet. Accordingly, readers should not place undue reliance on forward-looking statements or information. Inmet undertakes no obligation to update forward-looking statements or information as a result of new information after the date of this MD&A except as required by law. All forward-looking statements and information herein are qualified by this cautionary statement.

Controls and procedures

DISCLOSURE

We have controls and procedures designed to make sure all important information about Inmet, including our operating and financial activities, is communicated fully, accurately and in a timely way. We believe these controls are effective, which gives us reasonable assurance that all material information is included in this report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

No changes were made to the design of Inmet’s internal control over financial reporting during the three months ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The financial statements and MD&A were reviewed by the audit committee and the board of directors, which approved them prior to their publication.

Inmet’s management, including the CEO and CFO, does not expect that Inmet’s controls and procedures will prevent or detect all misstatements due to error or fraud. Due to the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within Inmet have been detected. Inmet is continually evolving and enhancing its systems of controls and procedures.

Inmet has also established adequate disclosure controls and procedures and internal control over financial reporting to provide reasonable assurance regarding their responsibility of Inmet’s financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Inmet’s CEO and CFO assessed, or caused an assessment under their direct supervision, of the effectiveness of Inmet’s disclosure controls and procedures and internal control over financial reporting (as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) as at December 31, 2011.  Based on this assessment, it was determined that Inmet’s disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2011.

Additional Information

Additional information about Inmet, including the company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

Inmet is a Canadian-based global mining company that produces base metals with a focus on copper. Our strategy is to grow responsibly as a base metal mining company, providing superior returns to shareholders. We offer investors a unique value proposition: stable, low cost operations, significant near term growth with Las Cruces, a strong financial position and, over the medium term, a significant increase in exposure to copper through the Cobre Panama development opportunity. We have extensive expertise, having been in the base metal mining business around the world since 1986.  We operate and develop underground and open pit mines safely, responsibly and cost effectively.

At December 31, 2011, we had three operating properties and one development property around the world, all in politically stable, low risk jurisdictions:

ÇAYELI

Çayeli is an underground mine on the Black Sea coast of northeastern Turkey. It produces copper and zinc concentrates, which are sold to international and domestic smelters and traders.

LAS CRUCES

Las Cruces is an open pit mine in southern Spain. Las Cruces uses leaching and electrowinning technology to produce copper cathode which are sold to buyers in the Spanish and Mediterranean markets.

PYHASÄLMI

Pyhäsalmi is an underground copper and zinc mine in central Finland. It produces copper, zinc and pyrite concentrates. Copper and zinc concentrates are sold under long-term contracts to smelters in Finland. Pyrite is sold under contract to customers in Europe and Asia as well as in the spot market.

COBRE PANAMA

Cobre Panama is an open pit copper development project in Panama that has the potential to significantly increase our copper production by 2016. On January 10, 2012, Korea Panama Mining Corp. exercised its option to acquire a 20 percent interest in Minera Panama S.A. (MPSA), the owner of Cobre Panama.

CLOSED PROPERTIES

We have six primary closed sites in North America, with the most recent closure being Troilus in 2010. Our closed sites are Copper Range (Michigan), Norbec (Quebec), Samatosum (British Columbia), Troilus (Quebec), Sturgeon Lake (Ontario) and Winston Lake (Ontario). At all of our closed sites we are responsible for reclamation activities and monitoring. Some sites perform long-term water treatment.

EXPLORATION

Our exploration strategy has three components which we believe offer the greatest potential for growth, including exploring:

•      within our operational areas to potentially capitalize on existing infrastructure and to extend the life of the mines and/or increase mill output.

•     the Cobre Panama property to find additional copper mineralization that would have a material impact on the project.

•      worldwide for copper deposits that are consistent with our overall corporate growth objectives.

We have teams and field offices in Mexico, Peru, Chile and Finland.

SELECTED ANNUAL INFORMATION

				Change
Financial highlights	2011	2010(1)	2009(2)	(2010 to 2011)
(millions, except per share amounts, and in Canadian dollars)
Sales
Gross sales	$979	$779	$984	+26%
Net income
Net income from continuing operations	$265	$266	$269	—
Net income from continuing operations per share:
Basic	$3.99	$4.74	$5.14	-16%
Diluted	$3.98	$4.73	$5.13	-16%
Net income from discontinued operations	$83	$125	—	-34%
Net income from discontinued operations per share:
Basic	$1.26	$2.21	—	-43%
Diluted	$1.25	$2.21	—	-43%
Net income attributable to Inmet shareholders	$348	$392	$269	-11%
Net income per share:
Basic	$5.25	$6.95	$5.14	-24%
Diluted	$5.23	$6.94	$5.13	-24%
Cash flow
Cash flow provided by operating activities	$405	$255	$323	+59%
Cash flow provided by operating activities per share(3)	$6.09	$4.52	$6.17	+35%
Capital spending	$209	$128	$268	+63%
Dividends per share declared and paid	$0.20	$0.20	$0.20	—

	Dec 31	Dec 31	Dec 31	Change
Financial condition	2011	2010(1)	2009(2)	(2010 to 2011)
Current ratio	9.3 to 1	3.4 to 1	4.2 to 1	+174%
Gross debt to total equity(4)	1%	1%	1%	—
Net working capital balance (millions)	$1,304	$626	$609	+108%
Cash balance and long-term bonds (millions)	$1,706	$699	$634	+144%
Total assets	$3,811	$3,030	$2,904	+26%
Gross debt (millions)(4)	$17	$17	$17	—
Shareholders’ equity (millions)	$3,414	$2,555	$2,238	+34%

				Change
Operating highlights	2011	2010(1)	2009(2)	(2010 to 2011)
Production(5)
Copper (tonnes)	84,800	65,500	83,600	+29%
Zinc (tonnes)	80,400	81,400	78,000	-1%
Gold (ounces)	—	37,900	228,400	-100%
Cash costs(6)
Copper (US$ per pound)	$0.86	$0.64	$0.44	+34%

(1) Information from 2010 restated in accordance with IFRS, including presentation of our share of Ok Tedi as discontinued operation.

(2) Information from 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

(3) Cash flow provided by operating activities divided by average shares outstanding for the period.

(4) Gross debt includes long-term debt and the current portion of long-term debt. For comparative purposes, the 2009 balance excludes the non-recourse note that was owed from Las Cruces to its non-controlling shareholder.

(5) Inmet’s share.

(6) Cash cost per pound of copper is a non-GAAP measure — see Supplementary information on pages 50 and 51.

Developments

The following developments contributed to the evolution of our company and set the stage to continue delivering superior returns while growing responsibly as a base metal mining company.

Las Cruces production process improvements

At Las Cruces, plant reliability and process stability continued to improve throughout the year while the operation achieved increasing copper recoveries. Our share of Las Cruces production in 2011 more than doubled, increasing to 42,100 tonnes of copper cathode from 20,600 tonnes in 2010. In the fourth quarter of 2011, Las Cruces produced 14,100 tonnes, and finished the year with monthly production above 5,000 tonnes. In the last two weeks of 2011, we sustained recoveries above 88 percent at throughput levels and cathode production approaching design capacity. We believe that the commissioning phase of the operation is now essentially complete and anticipate output in 2012 to stabilize at the plant design capacity of 72,000 tonnes per year.

Cobre Panama moves toward a final notice to proceed with construction

Cobre Panama is a critical element of our growth strategy. We believe it will be a world class project, with the potential to significantly increase our annual copper production. We achieved and/or moved forward on several important milestones in our decision making process, as follows:

•            We progressed basic engineering and expect to announce revised capital and operating cost estimates in the second quarter of 2012. During 2011, we advanced several construction projects, including road and bridge development to facilitate a rapid transition into full construction following a final notice to proceed.

•            In December 2011, the Government of Panama, through the Autoridad Nacional del Ambiente (ANAM), Panama’s environmental regulatory authority, approved the Environmental and Social Impact Assessment (ESIA) required for the development of Cobre Panama, including the mining operations and related infrastructure, a port facility, and a coal-fired power plant.

•            During the year, we also initiated a process to engage potential new partners in Cobre Panama. At this point, multiple interested parties have executed confidentiality agreements with us and are engaged at various stages of due diligence on the project.  At the same time we are advancing on alternative strategies to ensure we have the necessary financial and development capacity if we determine that available partnership opportunities do not maximize the value for Inmet’s shareholders.

Korea Panama Mining Corp. (KPMC) decision to exercise Cobre Panama option

In 2009, we entered into an agreement with KPMC, a joint venture between LS-Nikko Copper Inc. and Korean Resources Corporation, giving it the option to acquire a 20 percent interest in MPSA, the owner and developer of Cobre Panama. In January 2012, we received notice from KPMC that it elected to exercise its option to acquire a 20 percent interest in MPSA, which would leave Inmet with an 80 percent interest. The option exercise closing has been extended to April 20, 2012 by mutual consent to allow for additional time to finalize the shareholders’ agreement.

Significant corporate transactions in 2011

On January 29, 2011, we sold our 18 percent interest in Ok Tedi for US $335 million. Our net proceeds after Papua New Guinea withholding taxes were US $307 million.

On May 17, 2011, a subsidiary of Temasek Holdings (Private) Ltd. (Temasek) exchanged its subscription receipts for 7.78 million Inmet common shares increasing our cash by approximately $500 million and our outstanding common shares by 13 percent to 69.33 million.

On January 12, 2011, we entered into an arrangement agreement with Lundin Mining Corporation to merge and create Symterra Corporation, a significant international copper producer. On March 29, 2011, we mutually agreed to terminate our arrangement agreement.

Operational and financial highlights

STRONG CASH BALANCE

On December 31, 2011 our cash and held to maturity investments totaled $1.7 billion. This represents an increase in 2011 of $1 billion and is the result of the sale of our interest in Ok Tedi, our share issuance to Temasek and strong cash flow from our operations.

HIGHER OPERATING EARNINGS AND OPERATING CASH FLOW IN 2011 COMPARED TO 2010

Operating earnings and operating cash flow were significantly higher in 2011 mainly as a result of increased production and sales volumes from Las Cruces, where operating earnings increased by $81 million and operating cash flows increased by $136 million in 2011 (see page 23).  This was partly offset by the conclusion of Troilus operations in 2010. This decreased net income by $30 million and decreased operating cash flows by $44 million.

Operating earnings and operating cash flow for 2010 were lower than 2009 as increased earnings at Las Cruces in 2010 were offset by the inclusion of Ok Tedi’s results in 2009.

Global economy and metal markets

2011

During 2011, global economic activity proceeded broadly at two speeds. Recovery in the developed world was significantly hampered by the ongoing European sovereign debt crisis and the earthquake and tsunami in Japan, although US economic activity weakened less than expected considering its continued high unemployment. By contrast, emerging economies continued to record strong growth rates, most notably China and India.

2011 was a remarkable year for commodity prices, with base metals prices remaining higher than many other commodities for much of the year, before falling sharply in the fourth quarter on a wave of concerns that the European sovereign debt crisis could lead to a global economic recession, which would lead to a sharp drop in demand. Copper was one of the top-performing metals, averaging US $4.00 per pound in 2011, 17 percent higher than in 2010. Zinc prices averaged US $0.99 per pound this year, slightly higher than 2010. Our realized prices this year were US $3.84 per pound of copper and US $0.97 per pound of zinc sold.

OUTLOOK FOR 2012

Looking ahead, the economies that drive the bulk of demand for copper and zinc, largely Chinese and other Asian economies, continue to grow rapidly. China’s growth continues to be underpinned by growing domestic consumption and continued urbanization and significant infrastructure investment. Developed economies remain subject to a number of risks and uncertainties, most significantly the potential economic and financial impact of the European sovereign debt crisis and the outlook for growth in the US economy. While there is potential for short-term risks to dominate sentiment in the near-term, it appears that the US economy is settling down to a lower, but positive, growth rate.

According to international research, copper supply should grow modestly in 2012. New production should be mostly offset by declining production at large existing copper mines and possible labour disruptions. Continued strong demand is expected in China, with increasing economic recovery in Europe and the United States, and continued interest from investors. Increasing demand, combined with tighter supply, should mean copper prices will remain close to all-time highs during 2012.

For zinc, modest increases are expected in both market supply and demand with a decreasing market surplus compared to 2011, which should continue to support prices in 2012 at levels consistent with those of 2011.

FINANCIAL REVIEW

A.                                    OVERVIEW OF OUR 2011 EARNINGS

The table below is a summary of our consolidated earnings.

(millions, except per share amounts)	2011	2010	Change
EARNINGS FROM OPERATIONS
Gross sales	$979	$779	+26%
Smelter processing charges and freight	(131)	(138)	-5%
Cost of sales:
Direct production costs	(303)	(236)	+28%
Finished goods inventory changes	1	6	-83%
Provisions for mine rehabilitation and other non-cash charges	(25)	(25)	—
Depreciation	(109)	(56)	+95%
	413	330	+25%

SPENDING ON DEVELOPMENT AND EXPLORATION
Corporate development and exploration	(29)	(13)	+123%

CORPORATE COSTS
General and administration	(34)	(20)	+70%
Investment and other income	31	58	-47%
Stand-by charges	—	(7)	-100%
Finance costs	(10)	(13)	-23%
Income and capital taxes	(106)	(69)	+54%
Income from continuing operations	265	266	—
Income from discontinued operation (net of taxes)	83	125	+34%
Non-controlling interest	—	1	-100%
Net income attributable to Inmet shareholders	$348	$392	-11%
Income from continuing operations per common share	$3.99	$4.74	-16%
Diluted income from continuing operations per common share	$3.98	$4.73	-16%
Basic net income per common share	$5.25	$6.95	-24%
Diluted net income per common share	$5.23	$6.94	-25%
Weighted average shares outstanding	66,432	56,345	+18%

The table below shows the year over year impact major economic and business factors had on our net income. The table further below shows the realized unit price or realized unit cost in 2011 and 2010 for most of these factors.

(millions)	Change		See page
MARKET FACTORS
• Copper prices — higher copper prices denominated in Canadian dollars		$36	10
• Zinc prices — lower zinc prices denominated in Canadian dollars	(7)		10
• Other metal prices — higher other prices denominated in Canadian dollars	16		10
• Lower smelter processing charges	7		12
• Foreign exchange — decreased operating costs	9		21
OPERATIONAL FACTORS
• Higher sales volumes at Las Cruces, net of production costs	114		23
• 2010 earnings from Troilus	(30)
• Higher sales volumes at our other mines	18		11
• Higher operating costs at our other mines	(19)		21 & 27
• Higher depreciation due to Las Cruces increased production	(57)		15
• Other	(4)
Increase in operating earnings, compared to 2010	83
Higher taxes from higher income	(37)		17
Higher exploration and administrative costs	(30)		15
Foreign exchange changes	12		16
Gain on sale of investment in Premier Gold Mines Ltd. in 2010	(51)		16
Higher interest income	9		16
Las Cruces standby charges in 2010	7		17
Other	6
Lower net income from continuing operations compared to 2010	(1)
Lower income from discontinued operation — Ok Tedi	(42)		18
Non-controlling interest in 2010	(2)
Lower net income, compared to 2010		$(44)

	2011		2010
METAL PRICES (average sales prices as realized by Inmet)
Copper (per pound)	US $	3.84	US $	3.55
Zinc (per pound)	US $	0.97	US $	0.96
AVERAGE ANNUAL EXCHANGE RATES
1 US$ to C$		$0.99		$1.03
1 € to C$		$1.38		$1.37
1 Turkish lira to US dollar	US $	1.65	US $	1.50
TREATMENT CHARGES
Copper (per dry metric tonne of concentrate)	US $	57	US $	51
Zinc (per dry metric tonne of concentrate)	US $	216	US $	244
PRICE PARTICIPATION
Copper (per pound)	US $	0.02	US $	0.02
Zinc (per pound)	US $	(0.01)	US $	(0.01)
FREIGHT CHARGES
Copper (per dry metric tonne of concentrate)	US $	51	US $	50
Zinc (per dry metric tonne of concentrate)	US $	22	US $	26
STATUTORY TAX RATES
Çayeli	24%		24%
Las Cruces	30%		30%
Pyhäsalmi	26%		26%

B.                                    CONSOLIDATED FINANCIAL REVIEW —

INCOME STATEMENT ANALYSIS AND OUTLOOK

Gross sales up 26 percent from 2010

Higher copper prices and new sales at Las Cruces somewhat offset by closure of Troilus.

(Millions)	2011	2010	Change
GROSS SALES BY OPERATION
• Çayeli	$354	$334	+6%
• Las Cruces	357	129	+177%
• Pyhäsalmi	268	242	+11%
• Other (Troilus)	—	74	-100%
	$979	$779	+26%
GROSS SALES BY METAL
• Copper	$696	$470	+48%
• Zinc	177	176	+1%
• Gold	—	57	-100%
• Other	106	76	+39%
	$979	$779	+26%

The table below shows the effect metal prices and sales volumes had on gross sales.

(Millions)			Change
METAL PRICES
• Higher copper price, denominated in Canadian dollars			$36
• Lower zinc price, denominated in Canadian dollars			(7)
• Higher other metal prices, denominated in Canadian dollars			16
SALES VOLUMES
2010 sales from Troilus			(74)
Higher sales volumes at Las Cruces			205
Higher sales volumes at our other operations			25
OTHER			(1)
Higher gross sales, compared to 2010			$200

METAL PRICES

The table below shows the average metal prices, in US dollars and Canadian dollars, and the average foreign exchange rates we realized in 2011 and 2010.

	2011		2010		2011		2010		C $ change
• Copper (per pound)	US $	3.84	US $	3.55	C $	3.80	C $	3.66	+4%
• Zinc (per pound)	US $	0.97	US $	0.96	C $	0.96	C $	0.99	-3%
• 1 US$ to C$		$0.99		$1.03

We record sales that settle during the reporting period using the metal price on the day of settlement. For sales that have not settled, we use an estimate based on the month we expect the sale to settle and the forward price of the metal at the end of the reporting period. We recognize the difference between our estimate and the final price by adjusting our gross sales in the period when we settle the sale (finalization adjustment).

At December 31, 2011, unsettled sales included 21 million pounds of copper provisionally priced (before finalization adjustments) at US $3.45 per pound, and 10 million pounds of zinc provisionally priced at US $0.83 per pound. The finalization adjustment we record in the first quarter of 2012 will depend on the actual price we receive on final settlement.

We expect these sales to settle in the following months:

(millions of pounds)	copper	zinc
January 2012	11	10
February 2012	4	—
March 2012	6	—
Unsettled sales at December 31, 2011	21	10

SALES VOLUMES

We record sales using the volume of contained metal in concentrate we sell to smelters and the volume of copper cathode sold to customers. Smelters charge us for the metal content they lose during the smelting and refining process and we record it in smelter processing charges and freight.

The table below shows our 2011 sales volumes by metal compared to 2010.

	2011	2010(1)	Change
SALES VOLUMES(2)
Copper contained in concentrate	41,200	43,300	-5%
Copper cathode (tonnes)	42,000	19,100	+120%
• Total copper (tonnes)	83,200	62,400	+33%
• Zinc (tonnes)	84,400	80,700	+5%
• Gold (ounces)	—	47,300	-100%
• Pyrite (tonnes)	809,200	573,300	+41%

(1)     2010 volumes exclude Ok Tedi.

(2)     Sales volumes reflect Inmet’s share: 100% for Çayeli, Pyhäsalmi and Troilus. Our share of Las Cruces was 70 percent until December 15, 2010 and 100 percent after that.

Our sales volumes are directly affected by the amount of ore our mines produce and their ability to ship to our customers. In 2011, copper and zinc sales volumes were lower and higher, respectively, than production volumes mainly because of the timing of shipments at Çayeli.

Production	2012	2011	2011	2010	Change	Change
Inmet’s share(2)	objective	results	target	results(1)	(target to 2011)	(2010 to 2011)
COPPER (TONNES)
• Çayeli	27,000 - 30,000	28,700	30,900	28,200	-7%	+2%
• Las Cruces	61,700 - 68,600	42,100	50,200	20,600	-16%	+104%
• Pyhäsalmi	11,300 - 12,600	14,000	13,300	14,700	+5%	-5%
• Other (Troilus)	—	—	—	2,000	—	-100%
	100,000 - 111,200	84,800	94,400	65,500	-10%	+29%
ZINC (TONNES)
• Çayeli	36,000 - 39,800	48,100	48,600	51,300	-1%	-6%
• Pyhäsalmi	22,800 - 25,200	32,300	31,900	30,100	+1%	+7%
	58,800 - 65,000	80,400	80,500	81,400	-1%	-1%
GOLD (OUNCES)
• Other (Troilus)	—	—	—	37,900	-100%	—

PYRITE (TONNES)
• Pyhäsalmi	800,000	804,900	600,000	584,100	+34%	+38%

(1)     2010 volumes exclude Ok Tedi.

(2)     Inmet’s share: 100% for Çayeli, Pyhäsalmi and Troilus. Our share of Las Cruces was 70 percent until December 15, 2010 and 100 percent after that.

2011 production compared to target

Copper production was below target mainly because there were delays in the ramp-up at Las Cruces and because of lower recoveries at Çayeli. Zinc production was on target. We produced more pyrite at Pyhäsalmi than our target to meet the increased customer demand in China.

2011 production compared to 2010

Copper production was significantly higher mainly from Las Cruces. Additionally in late 2010, we acquired the 30 percent non-controlling interest in Las Cruces to increase our ownership to 100 percent. Zinc production was in line with 2010. We did not produce any gold this year as Troilus ceased production in 2010. Pyhäsalmi increased pyrite production this year to meet higher demand.

2012 outlook for sales

We use our production objectives to estimate our sales target.

We expect copper production in 2012 to be significantly higher than 2011 as Las Cruces operates more consistently towards its nameplate capacity of 72,000 tonnes of copper cathode per year. Pyhäsalmi expects its copper production to decrease in 2012 as fewer higher grade stopes are available in the short-term mining sequence.

We expect zinc sales volumes to decrease in 2012 as a result of lower zinc production from Çayeli and Pyhäsalmi as they each move towards their average reserve grade of 4.3 percent and 2.1 percent, respectively.

Our Canadian dollar sales revenues are affected by the US dollar denominated metal price we receive and the exchange rate between the US dollar and Canadian dollar.

According to international research, global copper supply should grow modestly in 2012. New production should be mostly offset by declining production at large existing copper mines and possible labour disruptions. Continued strong demand is expected in China, with increasing economic recovery in the United States, and continued interest from investors. Increasing demand, combined with tighter supply, should translate into historically elevated copper prices during 2012.

For zinc, modest increases are expected in both market supply and demand, with a decreasing market surplus compared to 2011, which should continue to support prices in 2012 at levels consistent with those of 2011.

Lower zinc treatment charges

Smelter processing charges include treatment and refining charges, content losses and price participation. The table below shows our smelter processing charges and freight by operation, by metal and by type.

(Millions)	2011	2010	Change
SMELTER PROCESSING CHARGES AND FREIGHT BY OPERATION
• Çayeli	$72	$75	-4%
• Las Cruces	1	—	+100%
• Pyhäsalmi	58	58	—
• Other (Troilus)	—	5	-100%
	$131	$138	-5%
SMELTER PROCESSING CHARGES AND FREIGHT BY METAL
• Copper	$44	$44	—
• Zinc	66	71	-7%
• Other	21	23	-9%
	$131	$138	-5%
SMELTER PROCESSING CHARGES BY TYPE AND FREIGHT
• Copper treatment and refining charges	$15	$15	—
• Zinc treatment charges	35	40	-13%
• Copper price participation/escalation clauses	2	2	—
• Zinc price participation	(2)	(2)	—
• Content losses	44	45	-2%
• Freight	36	37	-3%
• Other	1	1	—
	$131	$138	-5%

2011 smelter processing charges and freight compared to 2010

We sell concentrate mainly to smelters, which process it into refined metal. Smelter processing charges are made up of the contracted price for treatment and refining charges and costs to cover metal losses in the smelting process (referred to as content losses). Some contracts also include a price participation clause where the smelter participates to some extent in the upward and downward movement in metal prices. Contract terms dealing with processing fees are normally negotiated once a year and depend on forecasted supply of concentrate, and smelter demand.

Close to 90 percent of our copper concentrates are sold under long-term contracts and therefore are not subject to the volatile spot market. Our copper contracts with the smelters for 2011 had higher payment terms than 2010, consistent with the overall industry. Additionally, spot smelter processing charges for a portion of the year were significantly higher as the earthquake in Japan in March 2011 caused temporary stoppages in copper smelter production, lowering short-term demand for copper concentrates.

Zinc treatment charges were lower in 2011 compared to 2010 despite higher sales volumes this year, reflecting a tightening zinc concentrate market.

2012 outlook for smelter processing charges and freight

We expect our costs for copper treatment and refining to be slightly higher in 2012 than in 2011. A tight concentrate supply is expected to keep the copper market in a deficit position in 2012 and treatment costs close to this year’s level. We do not expect to pay copper price participation in 2012.

We expect total zinc smelter processing charges, including price participation, to be lower than in 2011 and a continued deficit to exist in the zinc concentrate market.

Las Cruces sells its copper cathode production directly to buyers in the Spanish and Mediterranean markets and therefore does not incur smelting processing charges and has relatively low freight costs.

We expect our ocean freight costs to be similar to rates realized in 2011.

Direct production costs and cost of sales higher than 2010

We measure cost performance at our operations by tracking costs per tonne of ore milled (cost per pound of copper produced at Las Cruces). See Financial review by operation starting on page 19 for more information. Many of the costs at our operations are fixed, so the quantity of ore produced has a significant impact on per tonne costs.

Costs are affected by the type of mine and the country it operates in. For example, an open pit mine uses more fuel than an underground mine. Labour costs are determined by factors that vary by country, like general wage levels, inflation and foreign exchange rates.

The table below shows direct production costs by operation.

(Millions)	2011	2010	Change
DIRECT PRODUCTION COSTS BY OPERATION
• Çayeli	$96	$91	+5%
• Las Cruces	148	67	+121%
• Pyhäsalmi	59	55	+7%
• Other (Troilus)	—	23	-100%
• Total direct production costs	303	236	+28%
• Inventory change	(1)	(6)	-83%
• Charges for mine rehabilitation and other non-cash charges	25	25	—
	$327	$255	+29%

2011 direct production costs compared to 2010

Direct production costs were $67 million (or 28 percent) higher in 2011 than they were in 2010 mainly because we began recognizing operating results at Las Cruces in our consolidated income statement effective July 1, 2010, somewhat offset by the closure of Troilus in mid-2010.

2011 charges for mine rehabilitation and other non-cash charges compared to 2010

These charges include accruals for asset retirement obligations, provisions for severance and retirement and other non-cash expenses. We recorded an additional $17 million this year for post-closure liabilities at our closed properties primarily as a result of a decrease in the discount rates we applied in determining the liabilities. Under IFRS, we are required to revalue our asset retirement obligations for changes in market risk-free interest rates — this discount rate decrease reflects the significantly reduced current interest rate environment and resulted in a charge of $12 million. See note 3 to our consolidated financial statements for more detail on how we recognize our asset retirement obligations. Additionally, we recognized a $5 million increase in our estimated closure obligations at Troilus for on-going treatment of tailings effluent for suspended solids and associated labour costs. In 2010, we recorded increased asset retirement obligations of $14 million: $8 million for closure liabilities at Troilus to reflect the longer time we expect will be required for post-closure monitoring, as well as higher owner and other costs, and $6 million from a decrease in the discount rates we applied.

2012 outlook for costs

We expect consolidated direct production costs to be higher in 2012 because higher production at Las Cruces will increase total variable costs, primarily electricity and royalties.

Our budget for 2012 assumes our costs at Çayeli and Pyhäsalmi will be similar to 2011.

Certain variable costs may continue to affect our earnings, depending on metal prices:

•  royalties at Çayeli are affected by its net income

•  royalties at Las Cruces are affected by its net sales.

The total amount we spend in Canadian dollars will also be affected by the value of the US dollar and euro relative to the Canadian dollar.

Additionally, changes in market risk-free interest rates could significantly increase or decrease our costs related to mine rehabilitation at our closed properties.

Depreciation was higher

We depreciate most of the cost of our capital investments for each operation over the life of the mine as reserves are depleted. Other capital items are depreciated over their useful lives, which range from five to 15 years.

(Millions)	2012 objective	2011	2010	Change
DEPRECIATION BY OPERATION
• Çayeli	$24	$22	$21	+5%
• Las Cruces	91	78	23	+239%
• Pyhäsalmi	10	9	8	+13%
• Other (Troilus)	—	—	4	-100%
	$125	$109	$56	+95%

2011 depreciation compared to 2010

Depreciation was higher this year than last mainly because Las Cruces only began to depreciate its operating assets in our consolidated income statement on July 1, 2010 and because this operation’s production was higher for 2011 than 2010. There was no depreciation at Troilus in 2011 because it stopped operating in June 2010.

2012 outlook for depreciation

We expect depreciation to be higher in 2012 because of higher production volumes at Las Cruces.

Spending on corporate development and exploration

We divided our exploration efforts in 2011 and 2010 between world class copper opportunities that meet our growth objectives — specifically copper dominant polymetallic systems that would generate a minimum of 100,000 tonnes of copper production per year over a minimum 20 year mine life, and the areas around our existing properties to add to their reserve base. Other exploration includes expenditures related to finding base metal deposits in North and South America. The costs associated with the evaluation of merger, acquisition and other growth opportunities are also included in this category.

The table below shows our spending on corporate development and exploration in the past two years and our target for 2012.

(Millions)	2012 objective	2011	2010	Change
• Exploration at operations	$6	$6	$5	+20%
• Other exploration	24	15	4	+275%
• Mergers and acquisitions	3	8	4	+100%
	$33	$29	$13	+123%

2011 spending on corporate development and exploration compared to 2010

Costs were approximately $16 million higher than 2010. In early 2011, we incurred approximately $6 million of expenses related to the arrangement agreement to merge with Lundin Mining Corporation. We mutually agreed to terminate our arrangement agreement on March 29, 2011. All of the costs incurred in connection with the proposed merger were expensed and classified as corporate development and exploration in the consolidated statement of earnings. Increased costs compared to 2010 also reflect our higher budget for 2011 to explore for world class deposits.

2012 outlook for corporate development and exploration

We expect to spend more on exploration in 2012, focusing on Mexico, Chile and Peru, where we have established field offices, and on Cobre Panama to drill more exploration targets on the concession there. We will also continue exploring in areas around our existing operations.

Corporate costs

The table below shows what we include as corporate costs.

(Millions)	2011	2010	Change
• General and administration	$(34)	$(20)	+70%
• Investment and other income	31	58	-47%
• Stand-by charges	—	(7)	-100%
• Finance costs	(9)	(13)	-31%
• Income and capital taxes	(106)	(69)	+54%
	$(118)	$(51)	+131%

GENERAL AND ADMINISTRATION

General and administration costs are largely for management remuneration, governance and strategy. Costs in 2011 were $14 million higher than 2010 mainly because of increased human resources and other spending as we plan our move forward with Cobre Panama, and the impact of share-based compensation plans adopted this year.

2012 outlook for general and administration

We expect general and administration costs to be higher than 2011 as we expect to continue to increase our human resources as we plan our move forward with Cobre Panama.

INVESTMENT AND OTHER INCOME

The table below shows our income from investments and other transactions.

(Millions)	2011	2010
• Interest income from cash and long-term investments	$17	$8
• Dividend and royalty income	3	3
• Sale of investment in Premier Gold Mines Ltd.	—	51
• Foreign exchange gain (loss)	11	(1)
• Other	—	(3)
	$31	$58

Interest income from cash and long-term investments

We recognized higher interest income this year because of higher yields on our held to maturity bond portfolio and because of higher cash balances this year.

Gain on sale of investment in Premier Gold Mines Ltd (Premier Gold) — 2010

We sold 9.45 million common shares of Premier Gold Mines Ltd. in 2010 for $61 million in cash and recognized a gain of $51 million.

FOREIGN EXCHANGE

We have a foreign exchange gain or loss when we revalue certain foreign denominated assets and liabilities.

Foreign exchange gains (losses) in 2011 and 2010 are a result of the following:

(Millions)	2011	2010
• Translation of USD cash and held-to-maturity investments held at corporate	$3	—
• Translation of Turkish lira taxes payable at Çayeli	4	(1)
• Translation of other monetary assets and liabilities	4	—
	$11	$(1)

We continue to hold proceeds from the sale of our equity interest in Ok Tedi in US dollars and plan to use this to fund our US dollar denominated capital program at Cobre Panama. We have recognized total foreign exchange gains of $3 million this year on these funds because the US dollar appreciated relative to the Canadian dollar. Çayeli’s income taxes are denominated in Turkish lira. This operation recognized a foreign exchange gain of $4 million this year from the revaluation of its taxes payable due to the appreciation of the US dollar (Çayeli’s functional currency) relative to the Turkish lira.

2012 outlook for investment and other income

Investment and other income is affected by our cash and held to maturity investment balances, and by interest rates and exchange rates. At December 31, 2011, we held US $276 million in cash and held to maturity investments subject to translation in our Canadian accounts. At the end of January 2012, we converted €150 million to US $200 million in one of our euro functional currency subsidiaries. This US $200 million will also be subject to translation, but in our euro accounts.

Stand-by charges — 2010

We could not mine ore at Las Cruces early in 2010 because of the water levels in the pit. We expensed $7 million in operating and maintenance costs for the water purification plant because they did not relate to production activities.

Income and capital taxes

Our operations pay tax based on their income before taxes in their local currency (the currency they use to prepare their annual tax returns). They expense tax based on their income before taxes in their functional currency. These can be different where the functional and local currency are not the same (as with Çayeli in Turkey which has a US dollar functional currency and a Turkish lira local currency) because of differences between the time an operation incurs an expense and when we record it for accounting purposes. Timing differences should not result in a change in the effective tax rate of an operation.

Differences can also arise from changes in foreign exchange rates. The foreign exchange gains or losses that affect local currency financial statements, used as the basis for taxes paid, may be different from the foreign exchange gains or losses that affect the functional currency financial statements. These are permanent differences and will change the effective tax rate of an operation.

The tables below show the taxes we expensed (recovered) in 2011 and 2010.

2011	Çayeli	Pyhäsalmi	Las Cruces	Corporate and Other	Total
(Millions)
• Corporate taxes	$41	$32	$1	$(2)	$72
• Withholding taxes	8	—	—	—	8
• Future taxes	4	—	23	(1)	26
	$53	$32	$24	$(3)	$106

				Corporate
2010	Çayeli	Pyhäsalmi	Las Cruces	and Other	Total
(Millions)
• Corporate taxes	$32	$27	$—	$6	$65
• Withholding taxes	6	—	—	—	6
• Future taxes	(2)	2	(4)	2	(2)
	$36	$29	$(4)	$8	$69

2011 income taxes compared to 2010

For corporate (including Troilus prior to the conclusion of operations), Inmet Mining has sufficient tax losses in Canada to offset any taxes payable on its earnings.

The current corporate tax expense was for:

•      taxes owing from Canadian subsidiaries (separate legal entities) that do not have prior year tax losses to offset taxable income

•      mining duties payable on Troilus’ earnings before it stopped operating in mid-2010.

Inmet Mining has $328 million in Canadian tax losses that we can use to offset future taxable income and taxable capital gains in Canada. Of this amount, $1 million relates to taxable capital losses, which can only be used to offset future taxable capital gains.

We assess the chances for recovery of these tax losses and, when it seems more likely than not that we will use part of the losses, we establish a deferred tax asset. As of December 31, 2011, we calculated that it was probable that the future taxes payable on future taxable income would be nominal in Canada so we did not recognize any deferred tax asset on our remaining Canadian tax pools. Our Canadian taxable income includes earnings from interest income offset by general and administration costs, among other things.

The table below shows the statutory and effective tax rates for each of our operations.

	2012	2011	2011	2010	2010
	statutory rate	statutory rate	effective rate	statutory rate	effective rate
• Çayeli (Turkey)	24%	24%	32%	24%	24%
• Las Cruces (Spain)	30%	30%	19%	30%	(14)%
• Pyhäsalmi (Finland)	24.5%	26%	23%	26%	25%
• Corporate and other (Canada)	26%	28%	—	30%	—

The differences between the statutory and effective tax rates at Çayeli, Pyhäsalmi and Las Cruces are explained below:

Çayeli taxes	2011	2010
• Statutory tax rate	24%	24%
• Foreign exchange gains in Turkish lira tax accounts	9%	1%
• Other permanent differences	(1)%	(1)%
Effective tax rate	32%	24%

Pyhäsalmi taxes	2011	2010
• Statutory tax rate	26%	26%
• Tax recovery from intergroup loans	(3)%	(3)%
• Non-deductible expense — asset retirement obligations	1%	1%
• Other permanent differences	(1)%	1%
Effective tax rate	23%	25%

Las Cruces taxes	2011	2010
• Statutory tax rate	30%	30%
• Tax recovery from interest expense on intergroup loans	(15)%	(22)%
• Tax recovery from foreign exchange gain (loss) on intergroup loans	2%	(19)%
• Other permanent differences	2%	(3)%
Effective tax rate	19%	(14)%

2012 outlook for income tax expense

For Pyhäsalmi, the statutory rate should decrease from 26 percent to 24.5 percent based on changes to enacted rates in Finland. We expect all other statutory tax rates at our operations in 2012 to remain the same as they were in 2011, unless a statutory tax rate change is enacted.

Discontinued operation

We sold our 18 percent equity interest in Ok Tedi in January 2011, and have reported our results relating to Ok Tedi as discontinued operations retroactively. After-tax income of $83 million in 2011 includes net earnings of $17 million in January, before the sale, and a gain on sale of $66 million net of withholding taxes. We paid Papua New Guinea withholding taxes of $28 million on the sale. We did not pay any Canadian taxes, and we have reduced our tax-effected Canadian tax pools by about $3 million.

C.                                    FINANCIAL REVIEW BY OPERATION

We analyze our earnings from operations to understand:

•      the impact of metal prices on our performance (determined by the price in Canadian dollars we received on the sale of metal)

•      how we are growing (determined by sales volumes, a direct result of production)

•      how well we are managing costs (determined by looking at how much is driven by external factors such as foreign exchange and demand, and how much is driven by internal factors where we have more control).

We report our results from our operations by business segment, which in our case is by operation, consistent with the way we manage our business. When we analyze and review our financial results, we look at our segmented results and then look at our consolidated results.

The table below shows our earnings from operations on a segmented basis.

(millions)	2011	2010	Change	See page
Earnings from operations(1)
Çayeli	$160	$149	+7%	20
Las Cruces	126	45	+180%	23
Pyhäsalmi	143	120	+19%	26
Other (Troilus)	—	30	-100%
Provisions for mine rehabilitation at closed sites	(16)	(14)	+14%	14
	$413	$330	+25%

(1) Gross sales less smelter processing charges and freight, cost of sales including depreciation and provisions for mine reclamation at closed properties.

Over the next several pages we will discuss by operation:

•      production performance at the mine comparing 2011 to targets and 2010

•      earnings and cash flow

•      an outlook of 2012 performance using the following assumptions:

•      copper price: US $3.80 per pound

•      zinc price: US $0.95 per pound

•      US$ to C$ foreign exchange rate: $1.00

•      € to C$ foreign exchange rate: $1.30

•      no working capital changes

•      operating earnings and cash flow objectives determined using midpoints in production volumes ranges.

Çayeli

Location	Turkey
Ownership	100%
Type of mine	underground
Primary metal	copper
Secondary metal	zinc
End product	copper and zinc concentrate

Çayeli is an underground mine located on the Black Sea coast of northeastern Turkey.

Key data

	2011	2011	2010	Change	Change
Production	results	target	results	(target to 2011)	(2010 to 2011)
Tonnes of ore milled (thousands)	1,195	1,200	1,147	—	+4%
Tonnes of ore milled per day	3,300	3,300	3,150	—	+4%
Grades (percent)
copper	3.2	3.2	3.2	—	—
zinc	6.0	5.6	6.3	+7%	-5%
Mill recoveries (percent)
copper	75	80	76	-6%	-1%
zinc	68	73	71	-7%	-4%
Metal production (tonnes)
copper	28,700	30,900	28,200	-7%	+2%
zinc	48,100	48,600	51,300	-1%	-6%
Cost per tonne of ore milled (C$)	$81	$81	$79	—	+3%
Capital expenditures (C$)	$13	$19	$15	-32%	-13%

Operating earnings and cash flow	2011	2010	Objective 2012
(millions of Canadian dollars, unless otherwise stated)
SALES ANALYSIS
Copper sales (tonnes)	27,500	26,300	28,500
Zinc sales (tonnes)	50,000	51,200	37,900
Gross copper sales	$221	$205	$239
Gross zinc sales	105	109	79
Other metal sales	28	20	17
Gross sales	354	334	335
Smelter processing charges and freight	(72)	(75)	(65)
Net sales	$282	$259	$270
COST ANALYSIS
Tonnes of ore milled (thousands)	1,195	1,147	1,200
Direct production costs (per tonne)	$81	$79	$80
Direct costs of production	$96	$91	$96
Change in inventory	(1)	(4)	—
Depreciation and other non-cash costs	27	23	32
Operating costs	$122	$110	$128
Operating earnings	$160	$149	$142
Operating cash flow	$157	$116	$130

Operating earnings and cash flow

The table below shows what contributed to the change in operating earnings and operating cash flow between 2011 and 2010.

(Millions)	Change
Higher metal prices, denominated in Canadian dollars	$13
Higher sales volumes from timing of shipments	3
Lower smelter processing charges and freight	4
Foreign exchange — decreased costs	9
Higher operating costs denominated in local currencies	(14)
Higher amortization and other	(4)
Higher operating earnings, compared to 2010	11
Higher tax expense because taxable earnings were higher	(10)
Changes in working capital	36
Other	4
Higher operating cash flow, compared to 2010	$41

Financial and operations review

FINANCIAL REVIEW

Operating earnings were higher this year because we received higher prices for our products in 2011. The increase in operating cash flow is even higher because of a decrease in working capital mainly because metal prices and therefore accounts receivable were lower at the end of 2011 compared to the end of 2010, and the timing of payments from customers. Cost per tonne of ore milled was higher than 2010 mainly because consumables, ground control and royalty costs were higher, somewhat offset by the impact of the depreciation of the Turkish lira relative to the US dollar on Turkish lira costs.

OPERATIONS REVIEW

Çayeli’s mine production reached a record 1.2 million tonnes this year and set new records for weekly tonnage of 30,160 tonnes and monthly tonnage of 108,100 tonnes. This increase in performance is the result of improved mine planning processes, the implementation of a mine control system, and additional rehabilitation resources. Çayeli’s ground conditions require constant monitoring and reinforcement, including the need to minimize any underground void area. The underground void volume was reduced to an all-time low during the year.

Mill production this year also reached a record 1.2 million tonnes despite difficult metallurgy from milling five different ore types with some ore types containing bornite minerals. Bornite activates zinc leading to its inclusion in Çayeli’s copper concentrate rather than reporting to the zinc concentrate. This reduced the overall metallurgical recoveries for both copper and zinc this year. Copper grades this year were in line with our target and with last year. Copper production was therefore slightly below our expectations. Zinc production was essentially on target because higher grades offset the impact of lower recoveries.

We spent $13 million this year to engineer a pair of new ore pass upgrades, add to the underground mobile equipment fleet, install copper concentrate column flotation cells, install a conveyor dust collection system in the mill, add surface storm water runoff capacity, and to continue our mine development. In 2010, we spent $15 million to upgrade underground mobile equipment, remediate the head frame, install a new double deck screen for the crusher and mine development.

Outlook for 2012

In 2012, production levels should remain at approximately 1.2 million tonnes. As the ore pass project progresses, the mine will rely on two rather than three ore passes for much of 2012, reducing flexibility and increasing ore mixing. This will be mitigated by the introduction of a new mining block in 2012 in close proximity to one of the functioning ore passes.

Both copper and zinc recoveries should remain near 2011 levels in 2012, reflecting the ongoing metallurgical challenges presented by the higher percentages of bornite containing ores and the decreasing zinc grade.

We expect to produce between 27,000 tonnes and 30,000 tonnes of copper and between 36,000 and 39,800 tonnes of zinc. Zinc production at Çayeli from 2008 to 2011 benefitted from grades well above the average reserve grade of 4.3 percent. In 2012, lower zinc grades expected account for the anticipated decline in zinc production.

We expect operating earnings and cash flows to decrease in line with lower expected zinc sales volumes.

We expect operating costs in 2012 to be consistent with 2011 levels. The current three-year labour agreement will expire in May 2012. We expect the negotiation of a new labour agreement will require most of 2012 and we will make a strong effort to manage labour cost escalations to remain a low-cost mine.

We expect to spend $20 million on capital in 2012, including $7 million to upgrade our ore pass system to address deterioration that has accumulated over time from normal abrasion, and to extend the shotcrete slickline and replace certain mobile equipment.

Planning for the future

Underground infrastructure additions and improvements such as the concrete delivery line extension, an additional internal exhaust raise, and the ore pass rehabilitation should enhance Çayeli’s ability to sustain production at a level of 1.2 million tonnes per year in the coming years.

Initial bulk emulsion explosives trials are underway. This technological improvement, coupled with the introduction of pastefill barricade pressure monitoring to allow continuous pastefill placement, should speed up the stope cycle time, and allow us to sustain high productivity as the percentage of secondary stopes increases.

The installation of the Pitram mine control system, complete with a manned surface control centre, has greatly assisted with underground resource allocation and optimization. The purchase of modules to enhance grade control and shift planning functions should add further efficiencies. As the mine planners become more proficient with the new mine scheduling program, better short and long term planning scenarios will be developed.

In 2011, Çayeli received its Integrated Environmental Permit from the Turkish regulators which governs the environmental requirements at the site. In compliance with applicable Turkish approvals, Çayeli disposes of mine waste tailings at a depth of 275 metres in the Black Sea (Deep Sea Tailings Placement, or DSTP). At this depth in the Black Sea, the water is naturally rich in hydrogen sulphide and low in dissolved oxygen, which is an environment that does not support marine life and consequently the tailings are benign. Turkey is currently developing Mines Waste Regulations to align with European Union standards, and we are working with the regulators toward the continuing acceptance of DSTP within these regulations. We do not anticipate any challenge to DSTP given the long-standing acceptance of this practice, our strong long-term environmental performance, the evidence indicating no change in water quality, and Çayeli’s robust monitoring program.

We expect bornite to continue to be present in different ore types for the remainder of the mine life. With better mine modeling and reconciliation, we have made advances in our ability to optimize the blending of challenging ore types with types that are more straightforward to process. We will continue our efforts to maximize recovery conditions at the mill through ongoing studies and initiatives.

Las Cruces

Location	Spain
Ownership	100%
Type of mine	open pit
Primary metal	copper
End product	copper cathode

Las Cruces is an open pit mine located in southern Spain.

Key data

	2011	2011	2010		Change	Change
Production (100%)	results	target	results		(target to 2011)	(2010 to 2011)
Tonnes of ore processed (thousands)	776	750	495		+3%	+57%
Copper grades (percent)	6.5	7.5	7.0		-13%	-7%
Plant recoveries (percent)	84	89	83		-6%	+1%
Copper production (tonnes)	42,100	50,200	28,500		-16%	+48%
Cost per pound of cathode produced (C$)	$1.59	$1.14	1.74	(1)	+39%	-9%
Capital expenditures (C$)	$54	$52	$24		+4%	+125%

(1)  Subsequent to July 1, 2010

Operating earnings and cash flow	2011	2010(1)	Objective 2012
(Millions of Canadian dollars, unless otherwise stated)
SALES ANALYSIS
Copper sales (tonnes)	42,000	15,600	65,200
Gross copper sales	$357	$129	$551
Freight	(1)	—	(3)
Net sales	$356	$129	$548

COST ANALYSIS
Pounds of copper produced (millions)	93	38	144
Direct production costs (per pound of copper)	$1.59	1.74	$1.14
Direct production costs	$148	67	$164
Change in inventory	1	(11)	—
Depreciation and other non-cash costs	81	28	92
Operating costs	$230	$84	$256
Operating earnings	$126	$45	$292
Operating cash flow	$195	$59	$385

(1)  Subsequent to July 1, 2010

Operating earnings and cash flow

The table below shows what contributed to the change in operating earnings and operating cash flow between 2011 and 2010.

(Millions)	Change
Higher metal prices, denominated in Canadian dollars	$23
Higher sales volumes due to higher production	193
Higher smelter processing charges and freight	(1)
Higher operating costs	(80)
Higher depreciation	(54)
Higher operating earnings, compared to 2010	81
Changes in working capital	(9)
Higher depreciation	54
Standby charges in 2010	7
Other	3
Higher operating cash flow, compared to 2010	$136

OPERATIONS REVIEW

Mining

We mined a total of 1.1 million tonnes of ore this year. More than 750,000 tonnes remained in the run of mine stockpile at the end of the year. The large stockpile allows blending flexibility for the plant feed and provides a secure ore source if mining is interrupted during the rainy season.

Production

Las Cruces production in 2011 was significantly higher than 2010, increasing to 42,100 tonnes of copper cathode from 28,500 tonnes. In the fourth quarter of 2011, Las Cruces produced 14,100 tonnes, and finished the year with monthly production above 5,000 tonnes. In the last two weeks of 2011, we sustained recoveries above 88 percent at increased throughput levels and cathode production approached design capacity.

Plant reliability and process stability continued to improve throughout the year while copper recoveries increased. In the area of process stability, the largest gains were from improvements to the grinding thickener and oxygen distribution within the leach reactors. Plant reliability has been enhanced by the addition of surge capacity with the leach feed tank and the leach residue tank ahead of the leach filters. Better control of the precipitated solids and redundant pipelines has greatly reduced the downtime experienced previously to clean key components. Rebuilding of the grinding thickener in June was successful in allowing us to reach the designed density for feeding the leach circuit and controlling the leach chemistry. During the year we progressively improved oxygen distributors in the leach reactors and now have a design that allows effective use of the oxygen in the reaction. We completed our program to change all 8 leach reactor agitators to fully stainless steel components and agitator wear has been well controlled.

Notwithstanding the significant improvements achieved this year, production fell short of our target.

In 2011, we obtained the necessary permits and built an engineered membrane (a form of reverse osmosis) system to purify extracted water prior to re-injecting it back into the ground. The addition of new dewatering wells has further reduced pit inflows over the course of the year and at year end, pit and pond water levels were well controlled. The purification system is working well and the water we are re-injecting is drinking water quality and cleaner than background levels in the area. The purification system is consistently able to meet the emission limit values for the Spanish human health-based drinking water quality constituents. Our licence, however, contains constituents for which the purification system was not designed and which are not included in the Spanish human health-based drinking water quality regulation. Moreover, the licence also has emission limit values for some constituents that are more stringent than the drinking water quality limits. This combination of factors means that we do not currently comply with all aspects of our licence and we have been subject to a number of administrative proceedings relating to exceeding the emissions limit values for boron, chlorine and fluorine. We are working with the regulatory agencies to modify our licence so that it addresses the constituents the purification system was designed to address. The non-compliance is strictly administrative in nature and since we are improving the overall quality of the ground water through the re-injection of drinking quality water, there is no adverse environmental impact. Las Cruces has taken and will continue to take all necessary actions to comply with applicable requirements. It is likely that water management will remain an operational challenge at Las Cruces for the foreseeable future.

Capital update

				Objective
(100 percent and millions of Canadian dollars)	2011	2010	change	2012
Capital	$54	$80	-33%	$48
Pre-operating costs capitalized, net of sales, working capital and other	—	(56)	-100%	—
Capital spending	$54	$24	+125%	$48

Outlook for 2012

For 2012, we expect throughput and recoveries to stabilize at the high levels we achieved towards the end of 2011. We have set our production objective as a range of 61,700 to 68,600 tonnes copper cathode, or approximately 90 percent of design capacity. No major construction projects are planned for the year. Routine maintenance is planned for mill relining, solids management and thickener inspection. Additional strengthening of the grinding thickener will take place during our planned shutdown activities to add security to this critical equipment. In total, we expect a minimum of 90 percent operating time throughout 2012.

We expect to spend $48 million on capital projects in 2012. The largest expenditures will come in the areas of mine development, tailings facility expansion and land purchase.

Las Cruces’ unit operating costs should continue to decrease as production volumes increase.

Pyhäsalmi

Location	Finland
Ownership	100%
Type of mine	underground
Primary metal	copper
Secondary metal	zinc
End product	copper and zinc concentrate

Pyhäsalmi is an underground mine located in central Finland.

Key data

	2011	2011	2010	Change	Change
Production	results	target	results	(target to 2011)	(2010 to 2011)
Tonnes of ore milled (thousands)	1,386	1,370	1,401	+1%	-1%
Tonnes of ore milled per day	3,800	3,750	3,800	+1%	-1%
Grades (percent)
copper	1.1	1.0	1.1	+10%	—
zinc	2.6	2.6	2.4	—	+8%
sulphur	42	43	43	-2%	-2%
Mill recoveries (percent)
copper	96	95	96	+1%	—
zinc	91	90	90	+1%	+1%
Metal production (tonnes)
copper	14,000	13,300	14,700	+5%	-5%
zinc	32,300	31,900	30,100	+1%	+7%
pyrite	804,900	600,000	584,100	+34%	+38%
Cost per tonne of ore milled (C$)	$42	$40	$39	+5%	+8%
Capital expenditures (C$)	$7	$8	$4	-13%	+75%

Pyhäsalmi

Operating earnings and cash flow	2011	2010	Objective 2012
(Millions of Canadian dollars unless otherwise stated)
SALES ANALYSIS
Copper sales (tonnes)	13,700	14,800	11,900
Zinc sales (tonnes)	34,400	29,500	24,000
Pyrite sales (tonnes)	809,200	573,300	800,000
Gross copper sales	$118	$121	$100
Gross zinc sales	72	67	50
Other metal sales	78	54	60
Gross sales	268	242	210
Smelter processing charges and freight	(58)	(58)	(41)
Net sales	$210	$184	$169

COST ANALYSIS
Tonnes of ore milled (thousands)	1,386	1,401	1,370
Direct production costs (per tonne)	$42	$39	$43
Direct costs of production	$59	$55	$58
Change in inventory	(1)	—	—
Depreciation and other non-cash costs	9	9	10
Operating costs	$67	$64	$68
Operating earnings	$143	$120	$101
Operating cash flows	$118	$80	$85

Operating earnings and cash flow

The table below shows what contributed to the change in operating earnings and operating cash flow between 2011 and 2010.

(Millions)	Change
Higher copper prices, denominated in Canadian dollars	$6
Lower zinc prices, denominated in Canadian dollars	(6)
Higher other metal prices, denominated in Canadian dollars	8
Higher sales volumes	15
Lower smelter processing prices	4
Higher operating costs	(4)
Higher operating earnings, compared to 2010	23
Higher tax expense because of higher taxable earnings	(6)
Change in working capital	18
Other	3
Higher operating cash flow, compared to 2010	$38

Pyhäsalmi

Financial and operations review

FINANCIAL REVIEW

The increase in operating earnings between years is mainly due to higher pyrite sales volumes. The increase in operating cash flow is even higher because of a decrease in working capital mainly because metal prices and therefore accounts receivable were lower at the end of 2011 compared to the end of 2010, and the timing of payments from customers. Operating costs were higher this year mostly because of increased ground support and consumables costs, and due to the incremental costs associated with producing more pyrite.

OPERATIONS REVIEW

Pyhäsalmi maintained its strong performance in 2011, processing 1.4 million tonnes of ore through the mill and achieving copper recoveries of 96 percent and zinc recoveries of 91 percent. Backfill supply was reliable and the underground open void volume was maintained at planned levels.

Copper production in 2011 was higher than target and lower than 2010 because of variations in copper grades. Zinc grades were significantly higher than last year, pushing zinc production higher. A record 805,000 tonnes of pyrite concentrate was produced this year to meet higher customer demand.

Outlook for 2012

Pyhäsalmi expects to mine 1.4 million tonnes of approximately 1 percent copper and 2 percent zinc in 2012, and produce between 11,300 tonnes and 12,600 tonnes of copper and 22,800 tonnes and 25,200 tonnes of zinc. Copper and zinc production should be lower than 2011 as fewer higher grade stopes are available in the short-term mining sequence. Both copper and zinc grades should recover after 2012.

Pyhäsalmi expects to produce and sell 800,000 tonnes of pyrite in 2012.

Capital spending of $10 million in 2012 will primarily be to replace underground mobile equipment, improve the tailings impoundment area, and upgrade the satellite ore grinding circuit and zinc cleaner cells.

Planning for the future

Pyhäsalmi will continue its successful ground support rehabilitation program in critical areas of the mine in light of increased seismic activity and subsidence as the mine matures. Pyhäsalmi sees new technology as an excellent way to meet the challenge of being a low grade operation. In 2012 and beyond the mine will continue to refine its automated and tele-remote mining capabilities and evaluate automated longhole drilling equipment. A tailings pond expansion completed in 2011, and the installation of a new pressure filter in the pyrite concentrate circuit in early 2012, should ensure we have the capacity to meet the ongoing demand for pyrite.

Pyhäsalmi continues to have an excellent environmental operating record, and our standards have evolved to adhere to increasingly stringent regulatory requirements in Finland, and globally. Much of the environmental focus at the mine revolves around the quality of our water discharge and the quality of fresh water we use in our processing. Pyhäsalmi draws water from Lake Pyhäjärvi and has developed a water recycling and conservation plan to reduce its reliance on fresh water from the lake. Pyhäsalmi has reduced its annual water consumption by approximately 250,000 m3 since 2009. Pyhäsalmi continued to focus on water conservation efforts by completing a water management study to identify ways to further reduce fresh water requirements and to increase water recycling. Several opportunities to conserve water resources were identified and are scheduled to be implemented in 2012.

D.            STATUS OF OUR DEVELOPMENT PROJECT

Cobre Panama

2011 marked a year of achieving significant milestones for the Cobre Panama development project to consider in our final decision to proceed with full construction.

ENGINEERING

Basic engineering progressed throughout 2011 and we expect to conclude and report on basic engineering in the second quarter of 2012. We made progress with several early works projects in the year in preparation for a final production decision, including the start of construction on a pioneer road and other road by-passes, preparation for bridge construction, and initiation of several permits required for additional work.

ESIA APPROVAL BY ANAM

On December 28, 2011, the Government of Panama, through ANAM, approved the ESIA required for development of Cobre Panama, including the mining operations and related infrastructure, a port facility and a coal-fired power plant. Cobre Panama presents a complex interplay of environmental and social challenges as a result of its socio-environmental context. The ESIA describes the existing socio-environmental conditions in the project area, the likely impacts that will result from development, operation and closure of the project, and our commitments to minimizing our impacts and to achieving a net positive impact to biodiversity through a landscape-scale conservation approach that will maximize the survival of species in the area and lead to significant conservation outcomes.

KPMC DECISION TO EXERCISE COBRE PANAMA OPTION

Our announcement of the approval of the ESIA on January 3, 2012 triggered a seven-day period by which KPMC was required to provide Inmet and MPSA with notice as to its election to acquire a 20 percent interest in MPSA. On January 10, 2012, Inmet and MPSA received formal written notice from KPMC that KPMC elected under its option agreement to acquire a 20 percent interest in MPSA. The option exercise closing has been extended to April 20, 2012 by mutual consent to allow for additional time to finalize the shareholders’ agreement. Subject to the terms of the acquisition, at closing KPMC will invest an amount into MPSA representing a 20 percent share of development costs to closing, over the US $30 million of such costs KPMC has already funded.

DRILLING

In early 2011, we announced that MPSA discovered a significant new higher grade mineralized zone, the Balboa deposit, on its Cobre Panama project. During the year, MPSA has continued with definition drilling on the discovery and has completed 34,000 metres of drilling in 64 holes to date on this deposit. The deposit contains a quartz chalcopyrite stock work core with higher copper and gold grades compared to the other Cobre Panama deposits. Drilling and metallurgical test work continues, which we expect will allow us to recognize Balboa reserves later in 2012 and include them in a revised mine plan.

PARTNERSHIP PROCESS

In 2011 we initiated a process to engage potential new partners in Cobre Panama. Interested parties are engaged at various stages of due diligence on the project under confidentiality agreements. We continue to advance alternative strategies to provide us with the development and financial capacity to proceed with the project if we conclude that the current partnership discussions will not maximize the value for Inmet’s shareholders.

2012 outlook for development

We plan to:

•             continue to build our privilege to operate through intensive dialogue with stakeholders at the community, regional and national levels, to increase their understanding of the project and its benefits to Panama, and our understanding of their potential concerns

•             continue to improve site access and infrastructure, including the completion of early works projects that will facilitate contractors’ mobilization for site capture

•             complete additional work on resource definition, metallurgical recoveries, pit design and other engineering to allow us to include the Balboa and Brazo mineralization in our mine plan for Cobre Panama

•             complete basic engineering and prepare to initiate site capture upon receipt of the main permits

•             continue to work with SK Engineering and Construction to complete basic engineering for the coal-fired power plant and begin detail engineering and procurement

•             develop a range of financing options including a project level limited recourse facility, capital market alternatives and potential new partners

•             update the capital and operating expenditure estimates for the development project at the conclusion of basic engineering

•             develop and implement, with the assistance of our EP+CM contractors, project specific Health & Safety and Environmental and Social mitigation plans that are consistent with the ESIA and Inmet’s corporate responsibility standards

•             continue to grow the strength of our management team and human resources dedicated to the project.

After basic engineering is completed and we have received the appropriate approvals, site capture, preparation and construction should take approximately 48 months.

We expect to spend $105 million on a 100 percent basis in the first quarter of 2012 to carry out work on the Cobre Panama project up to the point of consideration of a final decision to proceed with construction. Further capital expenditure guidance for 2012 will be provided after a decision is made.

Our cost projection for Cobre Panama will be based on our best estimate reflecting the extensive engineering, social licence development and in-field experience as well as expected future developments in the project and market affecting large capital projects, and other factors management believes are appropriate in the circumstances. This estimate, and the assumptions upon which it will be based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated.

Furthermore, while we have significant cash and held-to-maturity investments, the development of Cobre Panama is dependent on our ability to obtain financing through capital markets, profitable operations, obtaining suitable project partners or by other means. We expect to be able to meet short-term cash requirements for the development Cobre Panama; however these funds are not sufficient to meet all anticipated development expenditure requirements. There is a risk that we will be unable to obtain financing from other sources necessary for the development of Cobre Panama, on favourable terms, or at all, which could have an impact on its development.

QUARTERLY IMPACTS

You will find detailed quarterly statements of earnings in Supplementary information — quarterly review on page 52.

2011 quarterly highlights

	First quarter		Second quarter		Third quarter		Fourth quarter		Year 2011
FINANCIAL HIGHLIGHTS (MILLIONS OF CANADIAN DOLLARS)
Gross sales		$254		$222		$262		$241		$979
Earnings from operations		$117		$88		$116		$92		$413
Net income from continuing operations		$60		$56		$101		$48		$265
Cash flow provided by operating activities		$118		$93		$121		$73		$405

METAL PRICE HIGHLIGHTS (AVERAGE SALES PRICES AS REALIZED BY INMET)
Copper (US$ per pound)	US $	4.29	US $	4.16	US $	3.54	US $	3.51	US $	3.84
Copper (C$ per pound)	C $	4.23		$4.03		$3.47		$3.59		$3.80
Zinc (US$ per pound)	US $	1.06	US $	1.01	US $	0.92	US $	0.87	US $	0.97
Zinc (C$ per pound)	C $	1.05		$0.98		$0.90		$0.89		$0.96

FOREIGN EXCHANGE HIGHLIGHTS (AVERAGE RATES)
1 US$ to C$		$0.99		$0.97		$0.98		$1.02		$0.99
1 euro to C$		$1.35		$1.39		$1.38		$1.38		$1.38

SALES VOLUME HIGHLIGHTS
Copper (tonnes)	20,600		16,300		23,100		23,200		83,200
Zinc (tonnes)	19,800		23,300		23,900		17,400		84,400

Gross sales — the decrease in gross sales in the second quarter was due to lower copper sales volumes. The decrease in gross sales in the fourth quarter was the result of lower metal prices, which decreased the prices we recorded for sales we made in the quarter, and lower zinc sales volumes.

Earnings from operations and cash flow provided by operating activities — the decrease in operating earnings in the fourth quarter is the result of the $17 million increase to our closure liabilities at our closed properties we recognized primarily as a result of a decrease in the discount rates we applied in determining the liabilities. Cash flow provided by operating activities decreased in the fourth quarter mainly due to the timing of payments received from our customers and made to our vendors at Çayeli and Las Cruces.

Net income — the decrease in net income is a result of lower earnings from operations and the $9 million foreign exchange loss we recognized when we revalued our US dollar denominated held to maturity bonds.

Sales volumes — copper sales volumes were lower in the second quarter due to the timing of shipments at Çayeli and Pyhäsalmi. Zinc sales volumes were lower in the fourth quarter due to lower zinc production at Çayeli and Pyhäsalmi.

2010 quarterly highlights

	First quarter		Second quarter		Third quarter		Fourth quarter		Year 2010
FINANCIAL HIGHLIGHTS (MILLIONS OF CANADIAN DOLLARS)
Gross sales		$161		$161		$226		$231		$779
Earnings from operations		$68		$67		$102		$93		$330
Net income from continuing operations		$49		$51		$68		$98		$266
Cash flow provided by operating activities		$45		$40		$80		$90		$255

METAL PRICE HIGHLIGHTS (AVERAGE SALES PRICES AS REALIZED BY INMET)
Copper (US$ per pound)	US $	3.42	US $	2.91	US $	3.41	US $	3.51	US $	3.84
Copper (C$ per pound)	C $	3.56		$2.99		$3.54		$3.59		$3.80
Zinc (US$ per pound)	US $	1.03	US $	0.81	US $	0.95	US $	0.87	US $	0.97
Zinc (C$ per pound)	C $	1.07		$0.83		$0.99		$0.89		$0.96

FOREIGN EXCHANGE HIGHLIGHTS (AVERAGE RATES)
1 US$ to C$		$1.04		$1.03		$1.04		$1.02		$0.99
1 euro to C$		$1.44		$1.31		$1.34		$1.38		$1.38

SALES VOLUME HIGHLIGHTS
Copper (tonnes)	13,400		16,300		18,000		14,700		62,400
Zinc (tonnes)	19,700		21,600		18,400		21,000		80,700

Gross sales, earnings from operations and cash flow provided by operating activities — the increase in the third and fourth quarters is mainly because we began recognizing operating results at Las Cruces in the income statement effective July 1, 2010 and because of increasing copper sales volumes. Cash flow provided by operating activities increased further in the fourth quarter mainly due to the timing of payments received from our customers at Çayeli.

Net income — the increase in net income in the fourth quarter was a result of higher earnings from operations and the $50.5 million gain we recognized when we sold our 9.45 million common shares of Premier Gold Mines Limited, offset by higher income taxes.

Sales volumes — Copper sales volumes were progressively higher as a result of the ramping up of Las Cruces.

FINANCIAL STRENGTH

Our growth strategy is focused on the development of Cobre Panama. Our key financial objective is to make sure we have the cash and debt capacity to fund its development in a responsible way, while still providing superior returns to shareholders.

Our strategy is to make sure we have the liquidity (in cash and committed credit facilities) to finance our operating requirements as well as our growth projects. We manage our debt levels by ensuring that, even at the low point in the metal price cycle, our operations can provide adequate cash flow.

Financial condition

High metal prices over the past several years together with a significant share issuance have allowed us to strengthen our balance sheet while also still allowing us to make significant capital investments to support our growth strategy — in particular completing the Front End Engineering and Design study and undertaking basic engineering at Cobre Panama and the consolidation of our ownership in Las Cruces to 100 percent.

Key financial measures

We use the following key financial measures to assess our financial condition and liquidity:

	Inmet guidelines	2012 estimate	2011	2010
Current ratio	>2 to 1	11.7 to 1	9.3 to 1	3.4 to 1
Gross debt to total equity	<25%	<1%	1%	1%
Long-term debt to EBITDA	<4 times	0.03	0.03	0.03
EBITDA to total debt service (total debt service ratio)	>1.5 times	541	488	456
EBITDA to interest paid (interest coverage ratio)	>3 times	541	488	456

Gross debt includes long-term debt. EBITDA is earnings before interest, taxes, depreciation and amortization. The total debt service ratio includes interest paid plus scheduled loan repayments. These are non-GAAP measures. The calculations for these are included in note 20 to our consolidated financial statements as part of our discussion on Capital management.

We use these measures when we assess new growth opportunities, to determine how much debt we can take on. Our vision is to manage financial risk by maintaining conservative leverage and coverage ratios, as noted in the table above.

The measures above indicate where we are today, and what the risk thresholds would be in 2012 if we decided to proceed with construction of Cobre Panama. The difference from 2010 reflects higher cash from operations and from our common shares issuance in May 2011.

FREE CASH FLOW

Our cash comes mainly from free cash flow from our operations, which is the net cash generated by our operations from the sale of metals, less spending on capital equipment and financing activities.

The table below shows how our consolidated cash (cash and short-term investments plus held to maturity investments) changed in 2011 and in 2010.

(Millions)	2011	2010
Free cash flow from operations	$385	$243
Spending on development and exploration not incurred by operations	(21)	(9)
Corporate costs and other	(32)	(24)
Proceeds from issuance of common shares	502	—
Acquisition of non-controlling interest in Las Cruces	—	(151)
Development of Cobre Panama	(134)	(85)
Sale of investment in Premier Gold	—	61
Cash from discontinued operations (including proceeds received on sale of Ok Tedi)	307	30
Increase in consolidated cash	$1,007	$65

Free cash flow is a non-GAAP measure. For Çayeli, Las Cruces and Pyhäsalmi, we include cash flow from the operations, less cash used in investing (capital expenditures) and financing (debt borrowings, debt repayments), adjusted for foreign exchange changes on cash held in foreign currency. A reconciliation of the 2011 and 2010 non-GAAP measures to our GAAP measures is found on page 52 under the title Supplementary information, Free cash flow.

In 2011, we used some of our free cash flow to fund the development work at Cobre Panama and issued $500 million of common shares in preparation to finance its construction. In 2010, we used some of our free cash flow to acquire the non-controlling interest in Las Cruces and to fund the development work at Cobre Panama.  In each year, we transferred a significant amount of cash to long-term investments to realize better yields on funds we have set aside for the construction of Cobre Panama.

2012 outlook on liquidity

The table below shows our estimated free cash flow from operations for 2012 using the assumptions and objectives in Financial review by operation, which starts on page 19.

(Millions)	2012
Çayeli	$110
Las Cruces	337
Pyhäsalmi	75
Expected free cash flow from operations	$522

Mining is an extremely capital intensive business. Mining companies need significant ongoing capital to maintain and improve existing operations, invest in large scale capital projects with long lead times, and manage uncertain development and permitting timelines and the volatility associated with fluctuating metal and input prices. Financial markets — banking, debt and equity — can also be extremely volatile, and can prevent us from gaining access to the capital required to maintain and grow our business.

To manage this risk, we closely manage the cost of our operations with the objective that they will be profitable throughout the metal price cycle. We also maintain a conservative capital structure — we are in a strong net cash position — and maintain enough cash, liquid investments and committed debt financing to complete the projects we have underway. The objective is that once a development decision is made, we will be able to finance its completion without relying on future operating cash flows from our current operations, or on the condition of the financial market.

For this reason we aim to retain significant cash balances for future development expenditures. At the end of 2011, we have specifically retained US $276 million in anticipation of our US dollar spending in Panama and by the end of January 2012 we added another US $200 million after converting €150 million in one of our euro functional currency companies. Volatility in the financial markets can have an impact on the market value of financial investments, on the returns earned from those investments, and on our ability to access that capital due to disruptions in market liquidity.

To manage this risk, we invest in high quality, highly liquid investments — typically government backed investments or AAA rated liquidity funds. To enhance yield, we also invest a portion of our excess liquidity in longer dated maturities to take advantage of the available yield enhancement without sacrificing credit quality. We continually monitor the financial markets, interacting closely with our investment advisors and leading market participants, in order to make any changes necessary due to changing market conditions.

MANAGING OUR LIQUIDITY

The table below shows our sources of cash and how we used it in 2011 and in 2010.

(Millions)	2011	2010
Cash and short-term investments, beginning of year	$326	$534

CASH FROM OPERATING ACTIVITIES
Çayeli	157	117
Las Cruces	195	59
Pyhäsalmi	118	80
Other (Troilus)	—	44
	470	300
Corporate development and exploration not incurred by operations	(21)	(9)
General and administration	(34)	(20)
Investment income and other	1	(6)
Settlement of asset retirement obligations, excluding Troilus	(11)	(10)
	405	255
CASH FROM INVESTING
Purchase of property, plant and equipment	(209)	(128)
Sale of investment in Premier Gold	—	61
Acquisition of non-controlling interest in Las Cruces	—	(151)
Purchase of long-term investments, net of maturities	(233)	(270)
Funding received — Cobre Panama option agreement	13	14
Other	(4)	7
	(433)	(467)
CASH FROM FINANCING
Proceeds from issuance of common shares	502	—
Financial assurance receipts (payments)	(3)	11
Dividends on common shares	(14)	(11)
Other financing	(2)	1
	483	1
Foreign exchange on cash balances and other	(5)	(27)
Cash from discontinued operation (Ok Tedi)	307	30
Cash and short-term investments, end of year	$1,083	$326

Cash from operating

2011 operating cash flows compared to 2010

Operating cash flows this year are higher compared to 2010. Our mining operations contributed more to our cash flows in 2011 than in 2010, somewhat offset by higher corporate costs.

The table below shows in more detail what contributed to the increase in operating cash flow in 2011.

(Millions)	Change
Higher earnings from operations	$83
Add back higher non-cash charges included in earnings from operations	53
Higher income tax expense because of higher taxable earnings	(7)
Higher corporate development and administrative costs	(30)
Realized foreign exchange loss on cash held by Inmet corporate	(8)
Standby charges in 2010 at Las Cruces	7
Change in working capital	38
Other	14
Increase in operating cash flow, compared to 2010	$150

Working capital changes increased our operating cash flows in 2011 mainly because metal prices and therefore accounts receivable balances were lower at the end of the year, and the timing of payments from customers.

2012 outlook for operating cash flow

The table below shows expected operating cash at our operations, based on our outlook for metal prices and production, and on the assumptions in Financial review by operation, which starts on page 19.

(Millions)	2012
Çayeli	$130
Las Cruces	385
Pyhäsalmi	85
Estimated operating cash flow from operations	$600

Cash from investing

Cash flows from investing activities include:

•  capital spending

•  the acquisition of assets

•  the sale of assets.

2011 investing cash flows compared to 2010

CAPITAL SPENDING

The table below shows capital spending by operation.

(Millions)	2012 objective		2011 actual	2010 actual
Çayeli	$20		$13	$15
Las Cruces (100%)	48		54	24
Pyhäsalmi	10		7	4
Cobre Panama	105	(1)	134	85
	$183		$208	$128

(1) represents expected spending in the first quarter of 2012 to carry out work on the Cobre Panama project up to the point of consideration of a final decision to proceed with construction. Further capital expenditure guidance for 2012 will be provided after a decision is made.

Capital spending in 2011 was for work to advance Cobre Panama and for plant improvements and mine development at Las Cruces. Details on capital spending by operation are included in financial review by operation starting on page 19.

ACQUISITION OF LONG-TERM INVESTMENTS

In 2011, we used most of the US dollar proceeds from the sale of Ok Tedi to buy US $274 million in US Treasury bonds with AA credit ratings. The bonds mature between March 2012 and January 2016 and have a weighted average annual yield to maturity of 1.2 percent. In 2010, we bought $296 million in medium-term Canadian government and corporate bonds with credit ratings of A to AAA.

ACQUISITION OF NON-CONTROLLING INTEREST IN LAS CRUCES — 2010

We paid $151 million in cash and 5.4 million Inmet common shares to acquire Leucadia’s 30 percent indirect equity interest and subordinated sponsor loans in Las Cruces.

SALE OF INVESTMENT IN PREMIER GOLD - 2010

We sold our 9.45 million common shares of Premier Gold for $61.4 million in cash.

2012 outlook for cash from investing

We expect capital spending to be $183 million in 2012. The more significant items include:

•      $48 million at Las Cruces, including $22 million for mine development, as well as several smaller expenditures including a tailings facility expansion, land purchase and certain plant improvements

•      $105 million at Cobre Panama on a 100 percent basis in the first quarter of 2012.

In January 2012, we received notice from KPMC that it has elected, under the option agreement, to acquire a 20 percent interest in MPSA. The option exercise closing has been extended to April 20, 2012 by mutual consent to allow for additional time to finalize the shareholders’ agreement. Subject to the terms of the acquisition, at closing KPMC will invest an amount into MPSA representing a 20 percent share of development costs to closing, over the US $30 million of such costs KPMC has already funded. After closing, KPMC would continue to fund its 20 percent share of the development costs of Cobre Panama, and would enter into an off-take purchase agreement, enabling KPMC to purchase a 20 percent share of MPSA’s concentrates production on arm’s length market terms, subject to KPMC arranging for related financing.

Cash from financing

Cash flows from financing include borrowing and repaying debt and other financial transactions, such as paying dividends, receiving subsidies and making financial assurance fund payments.

PROCEEDS FROM ISSUING COMMON SHARES

On May 17, 2011, a subsidiary of Temasek Holdings (Private) Ltd. (Temasek) exchanged its subscriptions receipts for 7.78 million Inmet Mining common shares and we received $500 million in cash, plus accrued interest on funds in escrow during the subscription period. At the request of Temasek and subject to certain conditions, we are obligated to qualify Inmet Mining common shares held by Temasek for distribution to the public. Temasek also has the right to maintain its fully-diluted ownership interest if we issue common shares or securities convertible or exchangeable into common shares.

PROVIDING FINANCIAL ASSURANCE

For some of our properties, we are required to provide financial assurance to regulators that we can meet our reclamation and restoration liabilities. We are also required to provide financial assurance for a former executive’s pension benefit, and at Las Cruces we are required to provide financial assurance for subsidies received, a labour bond and to various suppliers.

At December 31, 2011, we provided $77 million in financial assurance as security for the following:

(Millions)	Total secured	Portion secured by cash (restricted cash)	Portion secured by bank facility

CORPORATE AND TROILUS
Reclamation and restoration liabilities	$13	$13	$—
Pension	3	3	—

PYHÄSALMI
Reclamation and restoration liability	2	2	—

LAS CRUCES
Reclamation and restoration liability	34	34	—
Water treatment	12	12	—
Labour bond	7	7	—
Suppliers and others	1	1	—

COBRE PANAMA
Environment	5	—	5
Total financial assurance provided	$77	$72	$5

Regulatory authorities in jurisdictions where we operate may also, from time to time, ask us to provide financial assurance against future reclamation and restoration obligations. This can happen as regulations or our circumstances evolve, if a regulatory authority chooses to no longer accept other forms of assurance, or when an operation is nearing the end of its life. Although providing financial assurance does not increase our future reclamation and restoration obligations, it can reduce our available credit capacity or restrict cash reserves, which can affect our liquidity.

Under the conditions attached to the Las Cruces Mining Concession, we were required to post two bonds before we could begin mining at Las Cruces: a restoration (closure) bond and a labour bond. We posted these bonds in 2005. The labour bond is fixed at €5 million for the life of the mine. The closure bond is based on what it would take to restore the site to its post-mining land-use at any point in the mine’s life. The initial amount of the closure bond was set at €14.8 million and by the end of 2011 increased to €26 million. This takes into consideration the mine’s expected life, the corresponding land disturbance and estimated closure costs. We were required to cash collateralize a bond in relation to Las Cruces’ global plan for water treatment.

2012 outlook for cash from financing

The table below shows contractual obligations existing at December 31, 2011, including principal payments and interest.

(Millions)	2012	2013 and 2014	2015 and 2016	2017 and beyond	Total
FINANCING
Long-term debt — promissory note	$1	$19	$—	$—	$20
Capital leases	2	5	4	16	27

OPERATING OR INVESTING
Accounts payable and accrued liabilities	122	—	—	—	122
Royalties	19	37	23	53	132
Asset retirement obligations	11	12	7	231	261
Purchase commitments	133	29	25	—	187
Total	$288	$102	$59	$300	$749

LONG-TERM DEBT — PROMISSORY NOTE

This is a €14 million unsecured 6 percent promissory note that we issued to Outokumpu Oyj in March 2002, as part of the purchase of Pyhäsalmi. The note is payable in October 2013.

CAPITAL LEASES

Las Cruces has capital leases for the supply of oxygen from a plant owned and operated by a third party and located at the mine site.

ROYALTIES

We have two royalty commitments. One is based on sales of copper at Las Cruces and the other based on net income at Çayeli. There is no royalty obligation if we do not sell copper at Las Cruces, but a minimum royalty of US $0.7 million must be paid regardless of Çayeli’s net income. The royalty payments in the contractual obligation table above are based on a long-term copper price of US $2.25 per pound and zinc of US $0.85 per pound. Based on 2012 estimated production, an increase of 10 percent in copper and zinc prices would result in an increase in royalty payments of approximately $3 million.

ASSET RETIREMENT OBLIGATIONS

These are mostly for the closure of closed mines and long-term water treatment. Costs payable after five years include estimated closure costs for our operating mines and ongoing long-term water treatment.

PURCHASE COMMITMENTS

Cobre Panama committed $187 million for the design and supply of certain mill equipment and for basic engineering.

Las Cruces committed $3 million primarily for plant equipment.

SHARE CAPITAL

Inmet Mining had 69,332,492 common shares outstanding as at December 31, 2011 and 69,365,744 common shares as at March 2, 2012. The increase of 33,252 common shares in 2012 represents the redemption of an equivalent number of deferred share units after a director retired.

FINANCIAL INSTRUMENTS

The following is a summary of our financial instruments at December 31, 2011:

Financial instrument	Category	How we measure it	Associated risks	Fair value at December 31, 2011		Amount recorded in earnings	Amount not recorded in earnings (1)
(Millions)

Cash, short-term investments and restricted cash	Held for trading	Fair value	• Market • Credit • Liquidity	$1,083		Interest income 2011 – $5 2010 – $1	Nil

Investments in equity securities	Available for sale	Fair value	• Market	$3	(2)	Investment and other income 2011 – ($3) 2010 – $51	Nil

Held to maturity investments	Held to maturity	Initially at fair value ando subsequently at amortized cost	• Market • Credit • Liquidity	$638	(2)	2011 – $10 2010 – $7	Carrying value less than fair value by $15

Long-term debt	Other liabilities	Initially at fair value and subsequently at amortized cost	• Market • Liquidity	$(19	)(3)	Interest costs 2011 – $2 expensed; 2010 – $7 expensed ($6 capitalized)	Carrying value less than fair value by $2

(1) AOCI balance before related income taxes at December 31, 2011 for instruments measured at fair value.

(2) Based on price quotations in an active market.

(3) Based on a market interest rate of 3.7 percent.

Managing changes in metal prices, exchange rates and interest rates

The most significant factor affecting our financial performance is the price we receive for the metals we produce and sell. This has an impact on our sales revenues, smelter processing charges and certain variable costs, such as royalties.

Metal prices are affected by many factors beyond our control, including:

•  global supply and demand

•  regional supply and demand

•  political and economic conditions

•  exchange rates relative to the US dollar

•  inflation expectations

•  speculative activities

•  production costs in major producing regions.

We do not typically hedge the prices of the base metals we produce. Our strategy is to provide our investors with full exposure to base metal prices. This, we believe, makes our operations easier to understand and avoids the incremental risk and complexity inherent with any hedging program. As a result, any decrease in the market price of one or more of these metals could materially adversely affect the value and amount of our reserves, our business, financial condition, liquidity and results of operations.

We may use option contracts to hedge against changes in the US dollar. Almost all of the revenue we earn is in US dollars, but because we operate in countries around the world, our costs are in several different currencies. We are most affected by changes in the exchange rates between the Canadian dollar, the US dollar and the euro.

Our risk management policy is designed to mitigate the impact of changes in commodity prices and exchange rates in limited circumstances, to give us greater control over a portion of revenues and control our costs. We believe that derivatives are an effective means of managing these risks, and that they allow us to plan with more certainty.

Our use of derivatives is based on established practices and controls, which are approved by our board. While our strategy is to provide our investors with full exposure to base metal prices, we may from time to time enter into metal price hedges provided that we comply with our metal price hedging policy that:

•  limits the amount of production we can potentially hedge to 50 percent of our mineral reserves

•  restricts the amount of hedging that we can transact with any one counterparty

•  requires that any counterparty we deal with must be highly rated.

We do not use derivatives for speculative or trading purposes. Most of the derivatives we use are designated in a hedge accounting relationship. All of our hedge contracts are with highly rated banks that deal in futures and derivatives markets as part of their business. Under our current facilities, we are not subject to margin calls, regardless of spot metal prices or exchange rates.

Foreign operations

Çayeli, Las Cruces, Pyhäsalmi and Cobre Panama are foreign operations. Çayeli and Cobre Panama report in US dollars, and Pyhäsalmi and Las Cruces report in euros. We defer translation exchange gains and losses on these investments and record them in Accumulated other comprehensive income included in shareholders’ equity.

Our currency exposure is limited to our net investment in these operations. On translation, we will only record a foreign exchange gain or loss in income when our net investment is reduced, for example when a return of capital occurs. The balance also includes the deferral of exchange gains and losses on intergroup debt as we consider this to be part of our net investment. We recognize foreign exchange gains and losses when these loans are repaid. We do not have any significant restrictions over the repatriation of funds from our foreign operations to Inmet Mining.

The table below shows the deferred foreign exchange balance at December 31.

(Millions)	2011	2010
Çayeli (US dollar functional currency)	$(16)	$(21)
Las Cruces (euro functional currency)	(106)	(93)
Pyhäsalmi (euro functional currency)	(28)	(24)
Cobre Panama (US dollar functional currency)	(14)	(30)
	$(164)	$(168)

ACCOUNTING POLICIES

Critical accounting estimates

Because of the nature of our business, we are required to make estimates about the future that affect the amount of assets, liabilities, sales and expenses we report.

The following areas include estimates that are based on our past experience, our best judgment and assumptions we think are reasonable:

•  estimated mineral reserves

•  purchase price allocation

•  property, plant and equipment and impairment of long-lived assets

•  provision for asset retirement obligations

•  income taxes.

We believe the estimates provide a fair presentation of our financial condition and results of operations.

Please see note 4 to the consolidated financial statements for a full discussion of our application of critical accounting judgements and estimates.

Estimated mineral reserves

Our mineral reserves are estimates of the amount of ore that can be economically and legally extracted from our mining properties. To calculate reserves, we use estimates and assumptions about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production and freight costs, commodity prices and exchange rates. Our reserves for all operations are estimated based on information compiled by or under the supervision of a qualified person as defined under National Instrument 43-101.

Changes in our reserve estimates can affect:

•  asset carrying values due to changes in estimated future cash flows and impairment analysis

•  depreciation in the statement of earnings, when depreciation is based on units of production, or when the useful economic life of an asset changes

•  asset retirement obligations where changes in estimated reserves affect expectations about the timing or cost of these activities.

Purchase price allocation

We account for acquisitions by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires us to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Property, plant and equipment

The table shows our property, plant and equipment at December 31, 2011.

(Millions of Canadian dollars)	2011
Property	$392
Plant and equipment	718
Deferred development	721
$1,831

PROPERTY

We depreciate property using the unit-of-production method where the value of the property is reduced as reserves are depleted. We base this on mining rates and our estimates of proven and probable mineral reserves. A change in our proven and probable mineral reserves would change our future depreciation expense.

Sensitivity analysis:

The table below shows how a 25 percent change in mineral reserves at the beginning of 2011 would have affected our depreciation.

	Change in 2011		After
	depreciation		tax impact
Çayeli	$	+/- 3.4	$	+/- 2.6
Las Cruces	$	+/- 12.2	$	+/- 8.5
Pyhäsalmi	$	+/- 1.8	$	+/- 1.4

PLANT CONSTRUCTION

In the construction of plant and equipment, we capitalize costs that can be directly attributed to bringing the asset into working condition for its intended use, including costs during a commissioning period, before the asset is able to operate at normal levels.

We use several criteria to determine when an asset is able to operate at normal levels. These are complex, and depend on each development property’s plan and its economic, political and environmental condition. Criteria can include:

•  producing saleable material

•  completing a reasonable period of testing of the plant and equipment in the mine, mill and/or plant

•  achieving certain level of recoveries from the ore mined and processed

•  sustaining ongoing production and reaching a certain level of production.

IMPAIRMENT OF LONG-LIVED ASSETS

If we believe an asset may be impaired, we calculate its recoverable amount as either its fair value less costs to sell, or its value in use (whichever is higher), following our Impairment of assets accounting policy described in note 3 to the consolidated financial statements.

When following this policy, we make estimates and assumptions about future production and sales volumes, future commodity prices, recoverable mineral reserves, discount rates, foreign exchange rates, future operating and capital costs. We may also make assumptions about our ability to obtain financing for a project or to recover costs by selling an asset. Actual outcomes could be different.

This includes our estimates of:

•  recoverable mineral reserves

•  future production and sales volumes

•  value beyond proven and probable reserves

•  future metal prices

•  future exchange rates

•  future operating, capital and reclamation costs.

Our estimates of the recoverability of our operating and development properties are critical because they are based on an estimate of future cash flows and market conditions over the long-term life of our assets, and the impact of recognizing an impairment could have a significant effect on the balance sheet and statement of earnings. If any of these estimates change, future net cash flows from our properties could be lower, which would result in impairment.

Based on our estimate of mineral reserves as at December 31, 2011, and long-term metal prices of US $2.25 per pound of copper and US $0.85 per pound of zinc, there was no impairment in the value of any of our operating properties.

Provision for asset retirement obligations

Our closed mines, operations and joint ventures are subject to environmental laws and regulations in Canada, the United States and the other countries in which we operate.

Our provision for asset retirement obligations is our best estimate of the present value of the future costs of mine closure, and involves a significant number of technical issues, estimates and assumptions, with many uncertainties, including changes to the relevant legal and regulatory framework, the magnitude of possible contamination and the timing and extent of the cost of required restoration activities. We will record any changes that arise prospectively, as follows:

•  operating mines: we record changes in the balance sheet by adjusting the reclamation asset and provision, which affects both future depreciation and finance costs

•  closed properties: we immediately recognize changes to estimated costs in the statement of earnings as cost of sales.

Sensitivity analysis:

A 10 percent increase in our estimate of reclamation costs would reduce our earnings by approximately $8 million, all of which relates to closed mines. In determining our obligations for our closed mines, a one percent decrease in the market risk-free interest rate we apply would reduce our earnings by

$32 million.

Income taxes

We have $66 million in Canadian tax benefits from capital losses, capital cost allowances and mining resources pools. This is a significant asset to Inmet Mining.

We use estimates of future taxable income to determine how much of this benefit we will be able to use. If it is more likely than not that we will have future taxable income in Canada to deduct these losses from, we will record them as a deferred income tax asset. If it is more likely than not that we will not have income to deduct the losses from, we will apply a valuation allowance against them. As of December 31, 2011, we have applied a full valuation allowance against our $66 million of Canadian tax pools. This amount is an estimate and can be affected by many factors, including: metal prices, actual costs, interest rates and foreign currency exchange rates. Also, the amount of the deferred income tax asset could be reduced if projected income is not achieved.

Accounting changes

Adoption of International Financial Reporting Standards

The Accounting Standards Board incorporated International Financial Reporting Standards (IFRS) into the Canadian Institute of Chartered Accountants Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The year ended December 31, 2011 is the first presentation of our annual results under IFRS, with an effective transition date of January 1, 2010. While the adoption of IFRS did not change our business activities, it has significantly changed our reported financial position. Our key controls over financial reporting did not change as a result of our transition to IFRS. For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any required changes have been implemented. In addition, controls over the IFRS changeover process have been implemented as necessary.

A complete list of our significant accounting policies followed on adoption of IFRS is included in note 3 to our consolidated financial statements for the year ended December 31, 2011. Additionally, see note 6 to the financial statements for a detailed description of our conversion to IFRS, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRS for the year ended December 31, 2010.

The table below reconciles total equity under Canadian GAAP to total equity under IFRS, and illustrates the after-tax effect that each of the most significant adjustments had on equity.

	Notes	January 1, 2010	December 31, 2010

Canadian GAAP equity		$2,238,145	$2,758,484
IFRS adjustments:
Reclassification of non-controlling interest to equity		78,005	—
Revenue recognition	i	14,210	30,023
Reversal of impairment of assets — Çayeli	ii	42,395	34,005
Provision for asset retirement obligations	iii	(38,349)	(41,310)
Acquisition of the non-controlling interest in Las Cruces	Iv	—	(254,056)
Property, plant and equipment associated with asset retirement obligations	v	8,304	12,175
Other		18,702	15,218
IFRS equity		$2,361,412	$2,554,539

i)   Revenue

Under Canadian GAAP, we recognized revenue when title was legally transferred to the purchaser. For certain shipments at Çayeli, Pyhäsalmi and Ok Tedi, we transfer title when we receive the first provisional payment, which is later than the transfer point for risks and rewards of ownership.

Under IFRS, we recognize revenue when all significant risks and rewards of ownership of our products are transferred to the purchaser.

ii)           Impairment of assets

Under Canadian GAAP, we used a two-step approach to impairment testing:

•                  first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists

•                  then measuring any impairment by comparing asset carrying values with fair values (generally assessed using a discounted cash flow valuation process).

Under IFRS we use a one-step approach to test for and measure impairment, and compare asset carrying values directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). IFRS also requires a full or partial reversal of previous impairment losses when circumstances have changed and the impairments have been reduced. Impairment losses were not reversed under Canadian GAAP.

We increased January 1, 2010 property plant and equipment at Çayeli by approximately $50 million to reverse an impairment charge we recognized for this operation in 1996. The increase results in the IFRS carrying amount we would have calculated, net of depreciation, if we had not recognized the original impairment. This will also result in a higher ongoing depreciation expense for Çayeli, including an increase of $8 million for the year ended December 31, 2010.

iii)  Asset retirement obligations

Under Canadian GAAP, we used a credit adjusted risk free interest rate to measure asset retirement obligations and were not required to update the rate when market rates change.

Under IFRS, we measure asset retirement obligations using a risk free interest rate and revalue when market risk free interest rates change.

iv)    Business combinations

Under Canadian GAAP, companies that acquired an additional interest in an entity they already controlled accounted for it as a step acquisition. Under IFRS, acquiring a non-controlling interest is not considered a business combination, and is instead accounted for as an equity transaction.

Under IFRS, we have accounted for our acquisition of the remaining 30 percent interest in Las Cruces in December 2010 as an equity transaction, because we already controlled it. We recognized the difference between the non-controlling interest (as determined under IFRS) and the fair value of the consideration paid in retained earnings.

v)        First time adoption of IFRS: property, plant and equipment associated with asset retirement obligations

First time adoption of International Financial Reporting Standards (IFRS 1) provides specific exemptions that we used when we adopted IFRS.

IFRS and Canadian GAAP both require us to recognize a corresponding change in asset retirement obligations in the carrying value of the related property, plant and equipment (where we identify an asset) and depreciate this amount prospectively. The amount under IFRS was different from the amount determined under Canadian GAAP because of the different way asset retirement obligations are measured under IFRS.

We used an optional transitional calculation to determine the property, plant and equipment associated with our provision for asset retirement obligations. Under the transitional calculation, we measured the provision at the transition date and discounted it to the date the liability first arose. The result became the initial asset value. Depreciation was applied to this value. We applied this exemption to certain mines instead of determining property, plant and equipment associated with asset retirement obligations retrospectively.

Future changes in accounting standards

The IASB has issued the following new standards and amendments to existing standards. These changes in accounting are not yet effective at December 31, 2011 and could have an impact in future periods:

IFRS 9	Financial instruments

IFRS 9 simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets will be eliminated. A financial asset can be measured at amortized cost when:

•  the objective of the business model is to hold assets in order to collect contractual cash flows, and

•  the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding.

All other financial assets are measured at fair value.

IFRS 7 and IAS 32	Offsetting financial assets and liabilities

The IASB published amendments to IFRS 7 and IAS 32, the standards that address disclosure and presentation requirements for financial instruments, respectively, related to offsetting financial assets and liabilities. The amendments provide new disclosure requirements relating to offsetting of financial asset and financial liabilities and do not change the criteria required for offsetting. We expect this standard will not result in a significant impact to our consolidated financial statements.

IFRS 10	Consolidated financial statements

IFRS 10 provides a definition of control determined by the following three elements: power over an investee, exposure to variable returns from an investee, and the ability to use power to affect the reporting entity’s returns. Power is not defined as the legal or contractual right to direct activities, but is based on the ability to direct activities, which requires the entity to exercise significant judgment. Accounting requirements and consolidation procedures remain unchanged from IAS 27.

IFRS 11	Joint arrangements

IFRS 11 introduces a principle-based approach where a party to a joint arrangement recognizes its own rights and obligations arising from the arrangement. Joint arrangements not structured through a separate vehicle are classified as a “joint operation” and the accounting for transactions is in accordance with the contractual arrangement. Joint arrangements structured through a separate vehicle must be evaluated based on their legal form and the terms of the contractual arrangement; these arrangements are classified as either a joint operation or a joint venture based on this evaluation.  Joint ventures are accounted for using the equity method. The most significant impact of this standard is therefore the elimination of proportionate consolidation as a method to account for joint arrangements.

IFRS 12	Disclosure of interests in other entities

IFRS 12 enhances, and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires a reporting entity to disclose information that helps users assess the nature and financial effects of the reporting entity’s relationship with other entities. Disclosure requirements include information that helps users in understanding the judgments and assumptions made by a reporting entity when deciding how to classify its involvement with another entity, understand the interest that non-controlling interests have in consolidated entities, and assess the nature of the risks associated with interests in other entities.

IFRS 13	Fair value measurement

IFRS 13 defines fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements.  Generally, the standard does not introduce new requirements to measure assets or liabilities at fair value, change what is measured at fair value in IFRS, or address how to present changes in fair value, but rather consolidates guidance on fair value into a single standard and better clarifies measurement and disclosure objectives.

IAS 19	Employee benefits

The IASB published amendments to IAS 19, the standard dealing with accounting for pensions and other post-retirement and post-employment benefits, most significantly:

• Immediate recognition of all changes in a plan’s funded status (i.e. removal of the corridor approach option for recognizing actuarial gains and losses)

• streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations

• expanded disclosures about defined benefit plans, with an additional focus on describing the risks to which the plan sponsor is exposed because of the plan and the effect of the plan on the plan sponsor’s future cash flows

We expect this standard will not result in a significant impact to our consolidated financial statements.

IFRIC 20	Stripping costs in the production phase of a surface mine

IFRIC 20 is a new interpretation issued to provide guidance on stripping costs incurred in the production phase of a surface mine. The interpretation requires that production stripping costs incurred as part of a stripping campaign are capitalized as a component of the larger asset to which they relate. Subsequent to initial recognition, the component is recognized at cost less amortization, based on the expected useful life of the specific section of ore body that becomes directly accessible as a result of the stripping campaign, and less any impairment losses. As this guidance is consistent with our current accounting policy for stripping costs, we do not expect this interpretation to have a significant effect on our consolidated financial statements.

We are currently assessing the impact that IFRS’s 9, 10, 11 and 12 will have on our consolidated financial statements.

RISK FACTORS

There are risks in every business and the mining industry has its own inherent risks. The reality is that only a few properties that are explored are ultimately developed into producing mines, and this is often for reasons that cannot be anticipated in advance.

Even after mining operations begin, there can be environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. Any of these can damage or destroy mineral properties or impact the environment. They can also result in personal injuries, production delays or interruptions, higher production costs, financial losses, legal liability and adverse government action.

We have developed a comprehensive system to manage these development and operational risks and maintain insurance to cover some risks where appropriate in view of the probability and the likely impact of an occurrence and the costs of transferring this risk to a third party. Like any other mining company, however, we may not be able to and do not obtain insurance to cover all risks, particularly those relating to the environment.

A description of the most material risks that could affect our business is provided below and in our Annual Information Form.

Production estimates

We base our estimates for future production on, among other things:

•  reserve estimates

•  assumptions about ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics

•  estimated rates and costs for mining and processing.

Our actual production could be different for a variety of reasons, including:

•  actual ore mined varies from estimates of grade

•  tonnage

•  dilution

•  metallurgical and other characteristics

•  short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades

•  risks and hazards associated with mining, including geotechnical issues such as pit slope stability at open pit operations and structural issues at underground mines

•  natural phenomena, such as inclement weather conditions, floods and earthquakes

•  unexpected labour shortages or strikes.

There is no assurance that we will achieve our production estimates. Failing to achieve production estimates could have a material adverse effect on our future cash flows, earnings, financial condition, results of operations and share price.

Human resources

From time to time, the mining industry experiences a shortage of skilled or experienced personnel, especially trades people, on a global, regional or local basis. While we have a comprehensive strategy in place to attract and retain people of the highest caliber, there is no assurance that we will be able to retain current personnel or attract and retain new personnel. Certain of our employees are employed under collective bargaining agreements. Labour unrest or disruptions at any of our operations could have a material adverse effect on our business as a whole, results of operations or share price.

Safety, environmental and community risk

Our activities by their very nature impact the environment so our operations and investments are subject to extensive laws and regulations concerning the environment, employee health and safety, waste disposal, mine development, mine operation and mine closure and reclamation. We require permits and approvals from a variety of regulatory authorities for many aspects of mine development, operation, closure and reclamation.

Our ability to obtain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities that affect the environment and human health and safety at our development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain permits and approvals.

Compliance with applicable environmental and health and safety laws and regulations may require significant expenditures. Failure to comply may lead to fines and penalties, temporary or permanent suspension of development and operational activities, clean-up costs, damages and the loss of key permits or approvals. We are exposed to these potential liabilities through our current development projects and operations as well as operations that have been closed or sold. Although we take great care to ensure that we maintain full compliance with our legal obligations, there can be no assurance that we have been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that we are required to have.

Environmental and health and safety laws and regulations continue to evolve and this can create significant uncertainty around the environmental and reclamation costs we incur. If new legislation and regulations are introduced in the future, they could lead to additional costs, capital expenditures, restrictions and delays at existing operations or development properties, and the extent of any of these possible changes cannot be predicted in any meaningful way, and therefore there cannot be any assurance that such future changes will not adversely affect our operations.

Environmental and regulatory review has also become a long, complex and uncertain process that can delay the opening of a new mine, expansion at an operating mine, or extend decommissioning activities at a closed mine.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Our ability to foster and maintain the support of local communities and governments for our development projects and operations by engaging in dialogue and consulting with them about our activities and generating social and economic benefits from them is critical to the conduct and growth of our business. Even with extensive dialogue and consultation with local communities and governments, as well as the generation of social and economic benefits from a project or operation to them, there can be no assurance that this support can be fostered or maintained. Failing to foster or maintain this support would adversely affect our ability to develop a new mine or operate any of our current mines.

Exploration and development risk

Because the life of a mine is limited by its mineral reserves, we continually look for opportunities to replace and expand our reserves by exploring existing properties and by looking for potential acquisitions of new properties or companies that own new properties.

Exploration and development of mineral properties involves significant financial and operational risk. There is no assurance that we will be successful in our efforts. Very few properties that are explored are later developed into an operating mine. Developing a property involves many risks and unknowns, such as establishing mineral reserves by drilling, completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities, constructing mining and processing facilities, securing required surface or other land rights, finding or generating suitable sources of power and water, confirming the availability and suitability of appropriate local area infrastructure and developing it if needed, and obtaining adequate financing. Substantial spending may be made on properties that are later abandoned due to a failure to satisfy any of such factors.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of a project can be affected by changes to them. Actual costs may increase significantly and economic returns may differ materially from our estimates. We may be unable to satisfactorily resolve fiscal and tax issues, or fail to obtain permits and approvals necessary to operate a project so that the project may not proceed, either on the original timeline, or at all. New mining operations may experience unexpected problems during start-up, which can cause delays and require more capital than anticipated.

Availability and cost of key inputs, including key supplies, concentrate treatment charges, transportation costs and energy costs

Our competitive position depends on our ability to control operating costs. The cost structure of each operation is based on the location, grade and nature of the ore body, and the management skills at each site as well as the costs of key inputs such as fuel, tires for mining equipment, and other supplies. If such supplies become unavailable or their cost increases significantly, the profitability of Inmet’s mines would be impacted and operations at Inmet’s mines could be interrupted or halted resulting in a significant adverse impact on Inmet’s financial condition. Management of Inmet prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. Lack of supply or increased costs for any of these inputs would decrease productivity, reduce the profitability of Inmet’s mines, and potentially result in Inmet suspending operations at its mines.

Many of our costs are driven by supply and market demand. For example, the cost of local materials, like cement, explosives and electricity will vary based on demand. Wages can be affected by inflation and currency exchange rates and by the shortage of experienced human resources. The costs of fuel and steel are driven by global market supply and demand. We do not enter into long-term contracts for any consumable products. Our main cost drivers include the cost of labour plus consumables such as electricity, fuel and steel.  In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Concentrate treatment charges, transportation costs, and energy costs are also a significant component of operating costs. Concentrate treatment and refining charges have been volatile in recent years.  We are dependent on third parties for rail, truck and maritime services to transport our products, and contract disputes, demurrage charges, rail and port capacity issues, availability of vessels, weather and climate and other factors can have a material adverse impact on our ability to transport our products according to schedules and contractual commitments.  Our operations, by their nature, use large amounts of power and energy. Even a temporary interruption of power could adversely affect an operation. An increase in power and energy prices could negatively affect our business, financial condition, liquidity and results of operations.  Increases in these costs would have an adverse impact on Inmet’s results of operations and could have a material adverse effect on Inmet’s financial condition, results of operations and share price.

Financial instruments

From time to time, Inmet may enter into price risk management contracts to protect against fluctuations in the price of its products, exchange rate movements, and changes in the price of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, purchased put and call options, and other contracts. Any such use of forward or futures contracts can expose Inmet to risk of an opportunity loss. The use of derivative contracts may also result in significant mark to market accounting adjustments, which may have a material adverse impact on Inmet’s reported financial results. Inmet is exposed to credit risk with contract counter-parties, including, but not limited to, sales contracts and derivative contracts. In the event of non-performance by a customer in connection with a contract, Inmet could be exposed to a loss of value for that contract.

Metal prices

The value and price of Inmet’s common shares, Inmet’s financial results, and Inmet’s exploration, development and mining activities are significantly affected by the price of copper, zinc and other metals in the world market. Our earnings are derived from the sale of metals and fluctuate with changes to the market prices for refined metals. We typically do not hedge the prices of the base metals we produce. Copper, zinc and other metal prices fluctuate widely and are affected by numerous factors beyond Inmet’s control, such as:

•            global supply and demand;

•            regional supply and demand;

•            the political and economic conditions of copper-producing and copper-consuming countries throughout the world;

•            exchange rates relative to the US dollar;

•            interest rates and interest rate expectations;

•            inflation or deflation and expectations with respect to inflation or deflation; and

•            speculative activities.

Future metal price declines could materially adversely affect the value and amount of our reserves, our business, financial condition, liquidity and results of operations, and could cause continued development of and commercial production from Inmet’s properties to be uneconomic. Depending on the price of copper and other metals, cash flow from mining operations may not be sufficient and Inmet could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Reserve calculations and mine plans using significantly lower copper and other metal prices could result in significant reductions in mineral reserve estimates, which in turn could result in material write-downs of Inmet’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting Inmet’s reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Foreign exchange rates

While our financial results are reported in Canadian dollars, almost all of the revenue we earn is in US dollars and our costs are in several different currencies.  Therefore our revenues, operating costs and capital costs are affected by fluctuations in the exchange rates between the Canadian dollar and the US dollar, the euro, the Turkish lira and the Panamanian dollar.

While we may use option contracts to hedge against changes in the US dollar, not all of our exposure to the US dollar will be hedged, any such hedges may not be effective, and therefore there is still the potential for changes in currency exchange rates to have an adverse effect on us.

Interest rates

Interest rate risk is the risk that the value of our assets and liabilities will change when the related interest rates change. We consider interest rate risk related to our cash, short-term investments and restricted cash to be low, because of the short-term nature of these securities. Changes in interest rates could significantly impact the fair value of our held to maturity investments; however, provided that we hold such investments to maturity, this will not affect our net income and other comprehensive income because we measure these assets at amortized cost since we intend to hold them until they mature.

Sensitivity analysis

The table below shows the effect that some of the key variables could have on our net income, based on our objectives for 2012.

				Would change
			Would change	our 2012
			our 2012 net	earnings per
	A change of:		income by:	share by(1):
Metal prices
Copper (per pound)	US $	0.30	$48 million	$0.69
Zinc (per pound)	US $	0.10	$7 million	$0.10
Exchange rates
Canadian dollar per US dollar	C $	0.10	$40 million	$0.58
Canadian dollar per euro	C $	0.10	$15 million	$0.22
Treatment and refining charges
Copper treatment charge per tonne and	US $	10	$2 million	$0.03
Copper refining charge per pound	US $	0.01
Zinc treatment charge per tonne	US $	10	$1 million	$0.01
Freight and fuel costs
Concentrate freight per tonne		10%	$1 million	$0.01
Electricity per kilowatt hour	C $	0.01	$8 million	$0.12

(1) Based on total outstanding common shares at December 31, 2011 of 69,332,492

SUPPLEMENTARY INFORMATION

Non-GAAP measures

Cash costs

We use unit cash cost information as a key performance indicator, both on a segment basis and consolidated basis. We have included cash costs as supplementary information because we believe our key stakeholders use this measure as a financial indicator of our profitability and cash flows before the effects of capital investment and financing costs (like interest).

Cash cost measures are supplementary information. It is not a recognized measure under International Financial Reporting Standards, and should not be considered without also considering our earnings and cash flows. There is no standard way to calculate cash costs, so they are not a reliable way to compare us to other companies.

The tables below show our copper cash costs for 2011 and 2010.

2011

	per pound of copper
(US dollars)	Çayeli	Las Cruces	Pyhäsalmi	Total

Direct production costs	$1.35	$1.55	$1.93	$1.54
Royalties and variable compensation	0.18	0.07	—	0.10
Smelter processing charges and freight	1.48	0.01	1.16	0.70
Metal credits	(2.41)	—	(4.02)	(1.48)
Cash cost	$0.60	$1.63	$(0.93)	$0.86

2010

	per pound of copper
(US dollars)	Çayeli	Las Cruces(1)	Pyhäsalmi	Total

Direct production costs	$1.28	$1.64	$1.63	$1.46
Royalties and variable compensation	0.14	0.06	—	0.08
Smelter processing charges and freight	1.41	0.01	1.11	1.01
Metal credits	(2.19)	—	(3.02)	(1.91)
Cash cost	$0.64	$1.71	$(0.28)	$0.64

(1) Subsequent to July 1, 2010.

Because cash costs are a non-GAAP measure, the tables below reconcile cash costs to our GAAP financial statements.

2011

	per pound of copper
For the year ended December 31 (millions, except where otherwise noted)	Çayeli	Las Cruces	Pyhäsalmi	Total

GAAP reference	page 20	page 23	page 26
Direct production costs	$96	$148	$59	$303
Smelter processing charges and freight	72	1	58	131
By product sales	(133)	—	(150)	(283)
Adjust smelter processing charges and freight, and sales to production basis	3	—	5	8
Operating costs net of metal credits	$38	$149	$(28)	$159
US$ to C$ exchange rate	$0.99	$0.99	$0.99	$0.99
Inmet’s share of production (thousands)	63,300	92,900	30,800	187,000
Cash cost (US$)	$0.60	$1.63	$(0.93)	$0.86

2010

	per pound of copper
For the year ended December 31 (millions, except where otherwise noted)	Çayeli	Las Cruces(1)	Pyhäsalmi	Total

GAAP reference	page 20	page 23	page 26
Direct production costs	$91	$67	$55	$213
Smelter processing charges and freight	75	—	58	133
By product sales	(129)	—	(121)	(250)
Adjust smelter processing charges and freight, and sales to production basis	4	—	(1)	3
Operating costs net of metal credits	$41	$67	$(9)	$99
US$ to C$ exchange rate	$1.03	$1.03	$1.03	$1.03
Inmet’s share of production (thousands)	62,100	28,200	32,400	122,700
Cash cost (US$)	$0.64	$1.71	$(0.28)	$0.64

(1) subsequent to July 1, 2010.

The table below shows our copper cash cost objective by operation for 2012.

2012

(US dollars)	per pound of copper

Çayeli	$0.93 – 1.08
Las Cruces	$1.08 – 1.26
Pyhäsalmi	$(0.51) – (0.33)
Consolidated	$0.86 – 1.03

FREE CASH FLOW

We use free cash flow from operations to demonstrate the positive cash flows our operations generate even after spending on capital additions and other investments. The tables below show how we calculate free cash flow from operations for 2011 and 2010 using our GAAP financial statements as a reference. Free cash flow is supplementary information. It is not a recognized measure under IFRS.

2011

For the year ended December 31 (millions)	Çayeli	Las Cruces	Pyhäsalmi	Total

GAAP reference - cash provided by operating activities	$157	$195	$118	$470
Capital spending	(13)	(54)	(7)	(74)
Cash used in financing activities	—	(5)	—	(5)
Foreign exchange on cash held in foreign currency	1	(4)	(3)	(6)
Free cash flow	$145	$132	$108	$385

2010

For the year ended December 31 (millions)	Çayeli	Las Cruces	Pyhäsalmi	Troilus	Total

GAAP reference - cash provided by operating activities	$117	$59	$80	$44	$300
Capital spending	(15)	(24)	(4)	—	(43)
Cash provided by (used in) financing activities	—	13	—	—	13
Foreign exchange on cash held in foreign currency	(10)	(3)	(14)	—	(27)
Free cash flow	$92	$45	$62	$44	$243

Quarterly review

2011 statements of earnings

	First	Second	Third	Fourth	Year
(Thousands of Canadian dollars, except per share amounts)	quarter	quarter	quarter	quarter	2011

STATEMENTS OF EARNINGS
Gross sales	$254,277	$221,952	$261,757	$241,059	$979,045
Smelter processing charges and freight	(31,585)	(33,870)	(37,043)	(28,228)	(130,726)
Cost of sales excluding depreciation	(79,150)	(73,644)	(81,144)	(93,138)	(327,076)
Depreciation	(27,040)	(26,649)	(27,321)	(27,716)	(108,726)
Earnings from operations	116,502	87,789	116,249	91,977	412,517
Corporate development and exploration	(13,411)	(4,562)	(4,688)	(6,541)	(29,202)
General and administration	(8,422)	(8,258)	(9,987)	(7,734)	(34,401)
Investment and other income	(5,773)	4,731	35,778	(4,011)	30,725
Finance costs	(2,331)	(2,386)	(2,377)	(2,390)	(9,484)
Income tax expense	(27,160)	(21,264)	(33,770)	(23,229)	(105,423)
Income from continuing operations attributable to Inmet equity holders	59,405	56,050	101,205	48,072	264,732
Income from discontinued operation (net of taxes)	83,439	—	—	—	83,439
Net income attributable to Inmet equity holders	$142,844	$56,050	$101,205	$48,072	$348,171
Income from continuing operations per share	$0.97	$0.86	$1.46	$0.69	$3.99
Diluted income from continuing operations per share	$0.96	$0.86	$1.46	$0.69	$3.98
Net income per common share	$2.33	$0.86	$1.46	$0.69	$5.25
Diluted net income per common share	$2.31	$0.86	$1.46	$0.69	$5.23

2010 statements of earnings

	First	Second	Third	Fourth	Year
(Thousands of Canadian dollars, except per share amounts)	quarter(1)	quarter(1)	quarter(1)	quarter(1)	2010(1)

STATEMENTS OF EARNINGS
Gross sales	$161,162	$161,165	$225,960	$230,269	$778,556
Smelter processing charges and freight	(33,101)	(35,272)	(34,358)	(35,733)	(138,464)
Cost of sales excluding depreciation	(52,266)	(48,123)	(70,503)	(82,967)	(253,859)
Depreciation	(7,716)	(10,328)	(19,062)	(18,882)	(55,988)
Earnings from operations	68,079	67,442	102,037	92,687	330,245
Corporate development and exploration	(2,779)	(2,524)	(2,758)	(5,434)	(13,495)
General and administration	(5,421)	(6,200)	(3,985)	(4,758)	(20,364)
Investment and other income	1,204	3,321	3,197	50,622	58,344
Stand-by charges	(6,753)	—	—	—	(6,753)
Finance costs	(1,873)	(1,770)	(5,239)	(4,294)	(13,176)
Income tax expense	(3,086)	(8,775)	(25,266)	(31,960)	(69,087)
Income from continuing operations	49,371	51,494	67,986	96,863	265,714
Income from discontinued operation (net of taxes)	30,718	12,475	33,569	47,993	124,755
Net income	$80,089	$63,969	$101,555	$144,856	$390,469
Income from continuing operations attributable to:
Inmet equity holders	$54,053	$56,020	$58,109	$98,939	$267,121
Non-controlling interest	(4,682)	(4,526)	9,877	(2,076)	(1,407)
	$49,371	$51,494	$67,986	$96,863	$265,714
Net income attributable to:
Inmet equity holders	$84,771	$68,495	$91,678	$146,932	$391,876
Non-controlling interest	(4,682)	(4,526)	9,877	(2,076)	(1,407)
	$80,089	$63,969	$101,555	$144,856	$390,469
Income from continuing operations per share	$0.96	$1.00	$1.04	$1.73	$4.74
Diluted income from continuing operations per share	$0.96	$1.00	$1.04	$1.73	$4.73
Net income per common share	$1.51	$1.22	$1.64	$2.57	$6.95
Diluted net income per common share	$1.51	$1.22	$1.64	$2.57	$6.94

(1) Information from 2010 restated in accordance with IFRS, including presentation of our share of Ok Tedi as discontinued operation.

Five year information

Year ended December 31	2011	2010(1)	2009(2)	2008(2)	2007(2)

STATEMENTS OF EARNINGS (THOUSANDS)
Gross sales	$979,045	$778,556	$983,885	$944,865	$1,103,698
Smelter processing charges and freight	(130,726)	(138,464)	(176,432)	(179,738)	(206,478)
Cost of sales and depreciation	(435,802)	(309,847)	(373,184)	(390,406)	(344,097)
Corporate development and exploration	(29,202)	(13,495)	(10,837)	(10,620)	(9,083)
General and administration	(34,401)	(20,364)	(23,892)	(13,138)	(20,298)
Investment and other income	30,725	58,344	9,131	5,986	36,454
Asset impairment	—	—	(9,915)	(36,275)	—
Stand-by charges	—	(6,753)	—	—	—
Finance costs	(9,484)	(13,176)	(1,977)	(1,884)	(1,693)
Income tax expense	(105,423)	(69,087)	(121,779)	(107,368)	(140,694)
Income from continuing operations	$264,732	$265,714	$275,000	$211,422	$417,809
Income from discontinued operation (net of taxes)	83,439	124,755	—	—	—
Non-controlling interest	—	1,407	(5,831)	5,500	(200)
Net income attributable to Inmet equity holders	$348,171	$390,469	$269,169	$216,922	$417,609

CASH FLOW (THOUSANDS)
Cash and short-term investments, beginning of year	$326,425	$533,913	$572,733	$840,823	$640,186
Cash provided by (used in):
Operating activities	404,854	254,918	322,751	324,505	427,351
Investing activities	(432,609)	(466,706)	(364,839)	(864,446)	(295,765)
Financing activities	482,861	1,282	49,974	206,940	122,246
Other	(5,620)	(27,469)	(46,706)	64,911	(53,195)
Discontinued operations	306,982	30,487	—	—	—
Cash and short-term investments, end of year	$1,082,893	$326,425	$533,913	$572,733	$840,823

COMMON SHARE STATISTICS
Income from continuing operations per share	$3.99	$4.74	$5.14	$4.49	$8.65
Net income per share	$5.25	$6.95	$5.14	$4.49	$8.65
Diluted net income per share	$5.23	$6.94	$5.13	$4.48	$8.64
Net book value per share at December 31	$49.24	$41.50	$39.89	$38.68	$28.84
Operating cash flow per share	$6.09	$4.52	$6.17	$6.72	$8.85
Number of shares outstanding (thousands)(3)	69,332	61,549	56,107	48,282	48,282
Dividends per share declared and paid	$0.20	$0.20	$0.20	$0.20	$0.20

BALANCE SHEETS (THOUSANDS)(3)
Current assets	$1,461,148	$891,619	$800,597	$805,459	$1,040,829
Property, plant and equipment	1,830,992	1,736,065	1,860,616	1,950,535	870,965
Investments	444,936	321,309	132,302	17,514	32,266
Other assets	73,574	81,115	110,634	67,750	104,405
	$3,810,650	$3,030,108	$2,904,149	$2,841,258	$2,048,465
Current liabilities	$156,666	$265,909	$191,300	$330,886	$185,771
Long-term debt	17,126	16,619	200,026	384,848	234,317
Other long-term liabilities	222,610	193,041	274,678	257,741	235,884
Shareholders’ equity	3,414,248	2,554,539	2,238,145	1,867,783	1,392,493
	$3,810,650	$3,030,108	$2,904,149	$2,841,258	$2,048,465

CURRENT EXCHANGE RATES(3)
US dollar relative to Canadian dollar	$1.02	$0.99	$1.05	$1.22	$0.99
Euro relative to Canadian dollar	$1.32	$1.33	$1.50	$1.70	$1.45

(1) Information from 2010 restated in accordance with IFRS, including presentation of our share of Ok Tedi as discontinued operation.

(2) Information from 2007, 2008 and 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

(3) As at December 31.